EXHIBIT 99.2

For Immediate Release	Date: October 26, 2022
22-58-TR

Teck Reports Unaudited Third Quarter Results for 2022

Progressing copper growth and delivering strong financial results

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2022.

“In the third quarter, we delivered another consecutive quarter of strong financial results, while returning cash to shareholders and maintaining a robust balance sheet. We also recently announced three value generating transactions that advance our strategy of pursuing industry-leading copper growth and rebalancing our portfolio of high-quality assets to low carbon metals," said Jonathan Price, Chief Executive Officer. "Thanks to our resilience and financial strength, we remain well-positioned to manage through any near-term pressures arising from an overall economic slowdown, while staying focused on advancing our copper growth strategy and returning cash to shareholders."

Highlights

•	Adjusted profit attributable to shareholders[1] was $923 million or $1.77 per share in Q3 2022.
•	Our strong financial results in Q3 2022 were offset by the impairment of our interest in Fort Hills, described below, and as a result, we recorded a loss attributable to shareholders of $195 million or $0.37 per share.
•	On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and certain associated downstream assets to Suncor Energy Inc. (Suncor) for gross proceeds of approximately $1 billion in cash, subject to customary closing adjustments reflecting a November 1, 2022 effective date. The transaction value is consistent with the current outlook for the Fort Hills business reflected in the most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project. As a result of the sale agreement, we recorded an after-tax, non-cash impairment charge of $952 million in the third quarter of 2022.
•	Adjusted EBITDA[1] was $1.9 billion in Q3 2022. We recorded a loss before taxes of $76 million in Q3 2022. Over the last twelve months we have generated $10.8 billion in adjusted EBITDA[1] and $7.2 billion of profit before taxes.
•	In Q3 2022, we completed $730 million (US$564 million) in Class B subordinate voting share buybacks pursuant to our normal course issuer bid. We also returned $64 million to shareholders in Q3 through our regular quarterly base dividend.
•	At QB2, we continue to focus on system completion and handover to support pre-operation and commissioning work, with a focus on the sub-systems required to produce first copper from Line 1, which we continue to target for late this year. However, if productivity impacts persist this will be delayed into January 2023.
•	Our revised QB2 capital cost guidance is US$7.4 to US$7.75 billion based on our current foreign exchange assumptions, cost pressures related to weather and subsurface conditions, COVID-19 impacts and other factors. This is an increase from our prior guidance of US$6.9 to US$7.0 billion.
•	Executing on our copper growth strategy, in Q3 2022, we announced agreements with PolyMet Mining Corporation (PolyMet) to advance PolyMet's NorthMet Project and our Mesaba mineral

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

deposit in a 50:50 joint venture, and with Agnico Eagle Mines Limited to form a 50:50 joint venture to advance the San Nicolás copper-zinc project.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

•	Our copper business unit gross profit declined by 50% from a year ago, primarily due to an 18% decrease in average realized copper prices to US$3.49 per pound and a 12% decrease in sales volumes to 67,300 tonnes due to the timing of shipments.
•	Our zinc business unit gross profit increased 9% from a year ago primarily reflecting a 45% increase in zinc sales volumes of 235,200 tonnes from Red Dog, and a 6% increase in average realized zinc prices of US$1.44 per pound.
•	Our steelmaking coal business unit gross profit increased by 37% from a year ago primarily as a result of favourable steelmaking coal prices. Realized steelmaking coal prices averaged US$304 per tonne in Q3 and sales volumes were 5.6 million tonnes. Our significant investment in Neptune Bulk Terminals materially reduced the impact that the recently-resolved labour action at Westshore Terminals would otherwise have had on our Q3 steelmaking coal sales volumes.
•	While our underlying key mining drivers remain relatively stable, like others in the industry, we continue to face inflationary cost pressures. Inflationary pressures have increased our operating costs by 14% compared to the same period last year, approximately half of which relates to an increase in diesel costs.
•	In late September, our Elkview steelmaking coal operation experienced a structural failure of its plant feed conveyor and as a result, we estimate a reduction in our 2022 steelmaking coal production of approximately 1.5 million tonnes. We have substantially completed the sourcing of materials and labour to conduct the replacement and expect the Elkview plant to restart production in late November.
•	Our liquidity is strong at $8.3 billion as at October 26, 2022, including $2.9 billion of cash. Our US$4.0 billion sustainability-linked revolving credit facility is undrawn, and there are no major debt maturities until 2030.

Financial Summary Q3 2022

Financial Metrics (CAD$ in millions, except per share data)	Q3 2022	Q3 2021
Revenue	$4,669	$3,970
Gross profit	$1,881	$1,662
Gross profit before depreciation and amortization[1]	$2,374	$2,093
Profit (loss) before taxes	$(76)	$1,354
Adjusted EBITDA[1]	$1,901	$2,096
Profit (loss) attributable to shareholders	$(195)	$816
Adjusted profit attributable to shareholders[1]	$923	$1,015
Basic earnings (loss) per share	$(0.37)	$1.53
Diluted earnings (loss) per share	$(0.37)	$1.51
Adjusted basic earnings per share[1]	$1.77	$1.91
Adjusted diluted earnings per share[1]	$1.74	$1.88

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Focus continues to be on sub-system handover and pre-operational testing across all areas.

2	Teck Resources Limited 2022 Third Quarter News Release

•	Completed commissioning of the 220kV transmission line and final testing of the main sub-station switchgear at the Concentrator.

•	Well advanced in commissioning of the pre-treatment area of the desalination plant and well advanced in pre-operational testing of the reverse osmosis units in the desalination plant.

•	Completed hydrotests of the water supply pipeline and hydrotesting of the pump stations where pre-operational testing is underway.

•	All sub-systems for Ball Mill No. 1 and SAG Mill No. 1 are in in pre-operational testing.

•	Completed the ore stockpile dome and installation of all the in-plant conveyor belts.

•	Completed the 12km long tailings launder and commenced hydrotesting of the water pipelines in the tailings management facility.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

Steelmaking Coal Strategy

•	Our annual steelmaking coal production capacity across our four operating mines in the Elk Valley is approximately 26 to 27 million tonnes, and we operated at those levels for most of the period from 2014 to 2019. Over the past three years, external challenges, and more recently, reliability issues at Elkview, have impacted our ability to operate at those levels. These include severe weather-related events including rain, flooding, extreme cold and wildfire events in 2021, and the COVID-19 pandemic and associated ongoing global disruption to supply chains and labour availability. As a result, to better reflect the increasing frequency of these adverse events and associated risk of impacts to our operations we have reduced our three-year production guidance commencing in 2023 from 26 to 27 million tonnes to 25 to 26 million tonnes.

Safety and sustainability leadership

•	Our High Potential Incident Frequency remained low at a rate of 0.10 year to date in 2022.

•	We announced a $5 million investment to expand our partnership with UN Women, providing economic empowerment and training for Indigenous women and youth in northern Chile.

•	We recently reached an agreement with SAAM Towage to deploy two electric tug boats at Neptune Bulk Terminals, which will reduce transportation-related greenhouse gas emissions and will mark the first electric tugs operating in Canada.

Guidance

•	We have updated our 2022 annual guidance for steelmaking coal production volumes to reflect the impact of the plant feed conveyor failure at Elkview, outlined above. We have also updated our 2022 annual guidance for transportation unit costs[1] for our steelmaking coal business unit, our copper and refined zinc production guidance, and our capital cost guidance for QB2, as outlined in summary below. Our usual guidance tables, including three-year production guidance, can be found on pages 31—36.

•	QB2 copper production is expected to ramp up during 2023 following commissioning of the QB2 project. We now expect copper production to be in the range of 170,000 and 300,000 tonnes per year for 2023 to 2025, from the previously disclosed range of 245,000 to 300,000 tonnes per year, with 2023 at the lower end of the guidance range.

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Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

•	Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs by 14% compared to the same period last year. Approximately half of the operating cost increase relates to diesel costs at our operations and in our transportation costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost[1] guidance through the balance of 2022.

•	As a result of the agreement to sell our interest in Fort Hills to Suncor with an effective date of November 1, 2022, we will no longer provide guidance for our Energy Business Unit. We expect the results from our interest in Fort Hills to be reported as a discontinued operation beginning in the fourth quarter of 2022.

•	While we continue to expect our capital expenditures for 2023 to be lower than 2022, with the increase in QB2 capital guidance and continued inflationary pressures, we no longer expect a reduction of $2 billion compared to 2022 projected spending levels. We will issue 2023 capital expenditure guidance with our usual annual guidance in February, 2023.

2022 Guidance – Summary	Previous	Change	Current
Production Guidance
Copper (000’s tonnes)	273 - 290	—	273 - 290
Zinc (000’s tonnes)	630 - 665	—	630 - 665
Refined zinc (000’s tonnes)	270 - 285	(13) - (18)	257 - 267
Steelmaking coal (million tonnes)	23.5 - 24.0	(1.5) - (1.5)	22.0 - 22.5
Sales Guidance – Q4 2022
Red Dog zinc in concentrate sales (000’s tonnes)			130 - 150
Steelmaking coal sales (million tonnes)			5.0 - 5.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.48 - 1.58	—	1.48 - 1.58
Zinc net cash unit costs (US$/lb.)[1]	0.37 - 0.43	—	0.37 - 0.43
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	87 - 92	—	87 - 92
Steelmaking coal transportation costs (CAD$/tonne)	43 - 46	3 - 3	46 - 49

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2022 Third Quarter News Release

Management's Discussion and Analysis

This management’s discussion and analysis is dated as at October 26, 2022 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2022 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2021. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2021, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our profitability declined in the third quarter as compared with a year ago primarily due to weaker copper prices, a decrease in copper and steelmaking coal sales volumes, and an increase in unit operating costs[1]. These decreases were partially offset by an increase in steelmaking coal prices compared to the same period last year, and to a lesser extent, increased zinc concentrate sales and realized zinc prices and the positive impact of a stronger U.S. dollar on our financial results.

•	As a result of declining copper and steelmaking coal prices in the third quarter, we recorded significant negative pricing adjustments. Declining steelmaking coal and copper prices in the third quarter resulted in negative after-tax pricing adjustments of $205 million compared with positive after-tax pricing adjustments of $73 million a year ago.

•	Base metal prices were mixed in the third quarter, with LME copper prices declining by 17% compared with a year ago and averaging US$3.51 per pound in the third quarter, and LME zinc prices increasing by 9% and averaging US$1.48 per pound in the third quarter. Realized steelmaking coal prices in the third quarter declined from record high levels earlier in 2022 but remained high, averaging US$304 per tonne, up 28% from the third quarter a year ago. WTI oil prices remained at high levels due to the impact of the ongoing Russian war in Ukraine. Realized blended bitumen prices were US$74 per barrel in the third quarter, up 21% from the same period a year ago.

Average Prices and Exchange Rates	Three months ended September 30,		Change
	2022	2021
Copper (LME cash – US$/pound)	$3.51	$4.25	(17)%
Zinc (LME cash – US$/pound)	$1.48	$1.36	9%
Steelmaking coal (realized US$/tonne)	$304	$237	28%
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.26	4%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

5	Teck Resources Limited 2022 Third Quarter News Release

•	Copper sales volumes in the third quarter decreased by 12% from the same period a year ago due to the timing of shipments, as a shipment from Highland Valley Copper shifted from the third quarter to the second quarter earlier this year. Zinc in concentrate sales volumes increased 39% compared to the same period last year, consistent with our previously disclosed guidance for Red Dog. Sales volumes from Red Dog last year were impacted by a late start of the shipping season due to adverse weather conditions. Steelmaking coal sales volumes of 5.6 million tonnes were 5% lower than a year ago, due in part to the Elkview plant feed conveyor failure and to the recently-resolved labour disruption at Westshore Terminals, and within our previously disclosed guidance range for the third quarter.

•	Although we remain highly focused on managing our controllable operating expenditures, we continue to experience higher inflationary cost pressures across our business units, which impacted results in the third quarter. Our operating costs increased by 14% compared to the same period last year. Approximately half of the increase in operating costs relates to diesel costs at our operations and in our transportation costs. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, is being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost guidance through 2022.

•	While we continue to expect our capital expenditures for 2023 to be lower than 2022, with the increase in QB2 capital guidance and continued inflationary pressures, we no longer expect a reduction of $2 billion compared to 2022 projected spending levels. We will issue 2023 capital expenditure guidance with our usual annual guidance in February, 2023.

•	In Q3 2022, we purchased $730 million (US$564 million) in Class B subordinate voting shares pursuant to our normal course issuer bid and returned $64 million to shareholders through dividends. Since the beginning of 2022, we have returned $468 million to shareholders through dividends and completed $1.4 billion in Class B subordinate voting share buybacks. We will continue to regularly consider additional buybacks in the context of market conditions at the time.

•	On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and certain associated downstream assets to Suncor Energy Inc. (Suncor) for gross proceeds of approximately $1 billion in cash, subject to customary closing adjustments and reflecting a November 1, 2022 effective date. The transaction value is consistent with the current outlook for the Fort Hills business reflected in the most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project. Closing of the transaction is subject to customary conditions including receipt of relevant regulatory approvals, and is expected to occur in the first quarter of 2023. As a result of the sale agreement, we recorded an after-tax, non-cash impairment charge of $952 million in the third quarter of 2022.

6	Teck Resources Limited 2022 Third Quarter News Release

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the third quarter, loss attributable to shareholders was $195 million, or $0.37 per share, compared to profit of $816 million, or $1.53 per share, in the same period last year. In the third quarter, we recorded an after-tax, non-cash impairment charge of $952 million on our interest in Fort Hills, noted above. The decrease in profit compared to the same period last year is due to the reasons outlined above.

Adjusted profit attributable to shareholders1 in the third quarter, taking into account the items identified in the table below, was $923 million, or $1.77 per share, compared with $1.0 billion, or $1.91 per share, in the third quarter of 2021. The most significant third quarter adjustments to profit, reflected in the table below, are the after-tax impairment charge, outlined above, $45 million of foreign exchange losses and $26 million of share-based compensation expense. In addition, we recorded $43 million in after-tax expenses as a result of the impact of interest rate changes on the valuation of the preferential dividend on the shares in the QB2 project company held by ENAMI and a $31 million after-tax gain in the derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in Compañia Minera Teck Quebrada Blanca.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit (loss) attributable to shareholders	$(195)	$816	$3,051	$1,381
Add (deduct) on an after-tax basis:
Asset impairment	952	—	952	—
Loss on debt purchase	—	—	46	—
QB2 variable consideration to IMSA and ENAMI	12	97	108	140
Environmental costs	7	49	(104)	60
Inventory write-downs (reversals)	15	—	38	(6)
Share-based compensation	26	28	114	62
Commodity derivatives	(4)	10	(7)	5
Other	110	15	117	38
Adjusted profit attributable to shareholders[1]	$923	$1,015	$4,315	$1,680

Basic earnings (loss) per share	$(0.37)	$1.53	$5.74	$2.60
Diluted earnings (loss) per share	$(0.37)	$1.51	$5.64	$2.56
Adjusted basic earnings per share1	$1.77	$1.91	$8.12	$3.16
Adjusted diluted earnings per share1	$1.74	$1.88	$7.98	$3.11

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $205 million of after-tax losses ($315 million, before tax) in the third quarter, or $0.39 per share.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

7	Teck Resources Limited 2022 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2022	2021	2022	2021
Revenue and profit
Revenue	$4,669	$3,970	$15,488	$9,075
Gross profit	$1,881	$1,662	$7,737	$3,005
Gross profit before depreciation and amortization[1]	$2,374	$2,093	$9,131	$4,184
Profit (loss) before taxes	$(76)	$1,354	$5,037	$2,324
Adjusted EBITDA[1]	$1,901	$2,096	$8,235	$4,052
Profit (loss) attributable to shareholders	$(195)	$816	$3,051	$1,381
Cash flow
Cash flow from operations	$1,809	$1,480	$7,053	$2,640
Property, plant and equipment expenditures	$1,140	$1,038	$3,098	$2,955
Capitalized stripping costs	$209	$172	$697	$481
Investments	$38	$40	$164	$134
Balance Sheet
Cash balances			$2,638	$390
Total assets			$50,324	$44,936
Debt and lease liabilities, including current portion			$7,962	$7,968
Per share amounts
Basic earnings (loss) per share	$(0.37)	$1.53	$5.74	$2.60
Diluted earnings (loss) per share	$(0.37)	$1.51	$5.64	$2.56
Dividends declared per share	$0.125	$0.05	$0.875	$0.15

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	66	71	205	215
Zinc in concentrate	184	145	507	459
Zinc – refined	64	73	203	211
Steelmaking coal (million tonnes)	5.7	6.0	16.6	18.3
Bitumen (million barrels)[2]	3.5	1.9	9.7	5.3
Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	67	76	212	209
Zinc in concentrate	262	188	511	384
Zinc – refined	64	72	200	211
Steelmaking coal (millions tonnes)	5.6	5.9	17.9	18.3
Blended bitumen (million barrels)[2]	4.5	2.2	12.8	6.7
Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.51	$4.25	$4.11	$4.17
Zinc (LME cash – US$/pound)	$1.48	$1.36	$1.65	$1.31
Steelmaking coal (realized US$/tonne)	$304	$237	$374	$170
Blended bitumen (realized US$/barrel)	$73.68	$61.10	$84.13	$55.24
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.26	$1.28	$1.25

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

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BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Revenue
Copper	$725	$940	$2,628	$2,528
Zinc	1,262	1,045	2,815	2,076
Steelmaking coal	2,273	1,807	8,733	3,966
Energy	409	178	1,312	505
Total	$4,669	$3,970	$15,488	$9,075

Gross profit (loss)
Copper	$250	$504	$1,151	$1,299
Zinc	311	285	714	471
Steelmaking coal	1,236	901	5,552	1,330
Energy	84	(28)	320	(95)
Total	$1,881	$1,662	$7,737	$3,005

Gross profit (loss) before depreciation and amortization[1]
Copper	$358	$610	$1,473	$1,590
Zinc	416	366	915	633
Steelmaking coal	1,481	1,120	6,319	1,989
Energy	119	(3)	424	(28)
Total	$2,374	$2,093	$9,131	$4,184

Gross profit (loss) margins before depreciation and amortization[1]
Copper	49%	65%	56%	63%
Zinc	33%	35%	33%	30%
Steelmaking coal	65%	62%	72%	50%
Energy	29%	(2)%	32%	(6)%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2022 Third Quarter News Release

COPPER BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Copper price (realized – US$/pound)	$3.49	$4.28	$4.10	$4.20
Production (000’s tonnes)[1]	66	71	205	215
Sales (000’s tonnes)[1]	67	76	212	209
Gross profit	$250	$504	$1,151	$1,299
Gross profit before depreciation and amortization[2]	$358	$610	$1,473	$1,590
Property, plant and equipment expenditures	$869	$749	$2,501	$2,037

Performance

Gross profit from our copper business unit was $250 million in the third quarter compared with $504 million a year ago. Gross profit decreased from a year ago (see table below) primarily due to an 18% decline in realized copper prices, and partly due to reduced sales volumes as a result of timing of shipments, and higher unit operating costs2.

Copper production of 66,400 tonnes in the third quarter was 6% lower than a year ago, primarily due to reduced production from Carmen de Andacollo as a result of a significant precipitation event in July as described below. Production from Antamina was slightly higher in the third quarter compared with a year ago, partially offsetting reduced production at Highland Valley Copper.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2021	$504
Increase (decrease):
Copper price realized	(158)
Sales volumes	(57)
Unit operating costs	(46)
Foreign exchange (CAD$/US$)	10
Depreciation	(3)
Net decrease	$(254)
As reported in current quarter	$250

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

10	Teck Resources Limited 2022 Third Quarter News Release

Property, plant and equipment expenditures in the third quarter totaled $869 million, including $62 million for sustaining capital and $753 million for project development expenditures for QB2. Capitalized stripping costs were $78 million in the third quarter, $27 million higher than a year ago, as expected in the Antamina and Highland Valley Copper mine plans.

Markets

In the third quarter, average LME copper prices fell below US$4.00 per pound for the first time since the first quarter of 2021, but remained above historic averages, averaging US$3.51 per pound, 17% and 19% lower than the third quarter 2021 and second quarter 2022, respectively. Global demand for copper metal remained well supported in the third quarter. While global consumer demand appears weak, industrial demand coupled with corporate and government demand for renewable energy and decarbonization targets remain supportive for medium- to long-term copper demand. Supply of copper remains constrained with mine production disruptions continuing to rise due to COVID-19 impacts, supply chain issues and labour shortages.

Tightness in the copper concentrate market eased in the third quarter with spot treatment charges rising above 2022 annual contract terms through the quarter. Two new large copper smelters delayed their startups in the third quarter while port congestion in Chile and South Africa eased, putting additional tonnes of concentrate into the spot market. Total combined copper unit imports into China are up 3% year to date, an additional 120,000 tonnes over 2021 levels. Global stocks of copper cathode on exchanges around the world remain below historic levels at 2.8 days of global consumption compared to the long-term average of 11 days of global consumption. Stocks on exchanges and in bonded warehouses in China fell 275,000 tonnes in the quarter with the majority of the fall coming from Chinese bonded warehouses. Total visible stocks including bonded stocks are at the lowest levels since 2009 at 3.9 days of consumption compared to a long term average of 15 days.

Operations

Highland Valley Copper

Copper production of 30,400 tonnes in the third quarter was 1,300 tonnes lower than a year ago, due to lower copper grade, partly offset by improved mill recoveries and higher mill throughput. Third quarter molybdenum production of approximately 500,000 pounds more than doubled compared with a year ago, as the inventory of unleached material produced in the second quarter was processed through the molybdenum leach circuit.

Operating costs, before changes in inventory, were $181 million in the third quarter or $35 million higher than a year ago. The increase was primarily due to higher consumables costs, most notably diesel, as well as maintenance and repair parts costs and contractor expenses.

Antamina

Copper production (100% basis) of 113,900 tonnes in the third quarter was 4,000 tonnes higher than a year ago, primarily due to higher mill throughput. The mix of mill feed in the quarter was 53% copper-only ore and 47% copper-zinc ore, compared with 57% copper-only ore and 43% copper-zinc ore, respectively, a year ago. Zinc production (100% basis) of 115,200 tonnes was similar to a year ago.

Operating costs, before changes in inventory, were US$85 million (22.5% share) in the third quarter, or US$11 million higher than a year ago. The increase was primarily due to higher consumables costs, particularly diesel.

Carmen de Andacollo

Copper production of 7,900 tonnes in the third quarter was 3,600 tonnes lower than a year ago, primarily due to lower mill throughput as well as lower mill recoveries. Operations were impacted by a significant

11	Teck Resources Limited 2022 Third Quarter News Release

precipitation event in July, resulting in approximately five days of shutdown, additional unplanned maintenance and a change to the concentrator ore feed strategy.

Operating costs, before changes in inventory, in the third quarter of US$62 million were US$11 million higher than a year ago primarily due to increased repair and maintenance parts costs and contractor expenses resulting from the precipitation event.

Quebrada Blanca

Copper cathode production of 2,600 tonnes in the third quarter was similar to a year ago.

Operating costs, before changes in inventory, in the third quarter were US$28 million, US$11 million higher than a year ago primarily due to the reintroduction of mining activities in the second quarter of 2022.

Cost of Sales

Cost of sales was $475 million in the third quarter compared with $436 million in the same period last year. Total cash unit costs1 of product sold in the third quarter, before cash margins for by-products1, of US$1.96 per pound were US$0.28 per pound higher than the same period a year ago. This was primarily due to higher consumables costs, particularly diesel, as well as higher maintenance and repair parts costs and contractor expenses. Cash margins for by-products1 were US$0.42 per pound compared with US$0.39 per pound in the same period a year ago due to higher zinc prices.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2022	2021	2022	2021

Adjusted cash cost of sales[1]	$1.78	$1.53	$1.80	$1.58
Smelter processing charges	0.18	0.15	0.18	0.16
Total cash unit costs[1]	$1.96	$1.68	$1.98	$1.74
Cash margin for by-products[1]	(0.42)	(0.39)	(0.48)	(0.39)
Net cash unit costs[1]	$1.54	$1.29	$1.50	$1.35

Outlook

2022 annual guidance for our copper business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 31—36.

We have revised our Highland Valley Copper copper production guidance for 2023 to 2025 to 110,000 to 170,000 tonnes of copper per year from the previously disclosed range of 130,000 to 160,000 copper tonnes per year. Molybdenum production is now expected to be between 1.0 to 5.0 million pounds per year from the previously disclosed 3.0 to 5.0 million pounds per year. Production is expected to be at the lower end of the range in 2023, increasing in the following two years. These revisions are due to delayed pre-stripping in the Lornex pit as a result of maintenance-related issues and high absenteeism.

Quebrada Blanca concentrate production is expected to ramp up over 2023 following commissioning of the Quebrada Blanca Phase 2 project. We now expect copper production to be between 170,000 and 300,000 tonnes per year for 2023 to 2025, from the previously disclosed range of 245,000 to 300,000 tonnes per year, with 2023 at the lower end of the guidance range.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

12	Teck Resources Limited 2022 Third Quarter News Release

Development Projects

Quebrada Blanca Phase 2

Construction on QB2 continues to progress with first copper from Line 1 targeted for late this year, however, if productivity impacts persist, this will be delayed into January 2023. Our focus going forward is on key milestones with respect to system completion and handover to support pre-operations and commissioning work with a focus on the sub-systems required to produce first copper from Line 1. First copper production is part of the continuous commissioning plan for mechanical completion of Line 1 which will be followed by mechanical completion of Line 2 and ramp-up through 2023.

Some of the key milestones achieved since our last quarterly update include:

•	Completed commissioning of the 220kV transmission line and final testing of the main sub-station switchgear at the Concentrator;

•	Well advanced in commissioning of the pre-treatment area of the desalination plant and well advanced in pre-operational testing of the reverse osmosis units in the desalination plant;

•	Completed hydrotests of the water supply pipeline and hydrotesting of the pump stations where pre-operational testing is underway;

•	All sub-systems for Ball Mill No. 1 and SAG Mill No. 1 are in in pre-operational testing;

•	Completed the ore stockpile dome and installation of all the in-plant conveyor belts; and

•	Completed the 12km long tailings launder and commenced hydrotesting of the water pipelines in the tailings management facility.

Based on our current assumptions, including foreign exchange rates, cost pressures related to weather and subsurface conditions and other risk factors, we are updating our capital cost guidance to US$7.4 to US$7.75 billion, including:

•	Our estimated capital of US$5.26 billion;

•	Additional contingency expected to be required to cover cost pressures and risks related to weather and subsurface conditions and resulting schedule impacts, particularly with respect to the port offshore construction which has been impacted by approximately 90 days of port closure in 2022. These conditions continue to impact construction progress on the jetty and shiploader, necessitating alternate concentrate shipping arrangements, which are well advanced, until the shiploader is commissioned later in 2023; and

•	COVID-19 impacts including the continued impact of inflation on labour costs and ongoing inefficiencies. This has required additional contractual concessions to manage these impacts on the construction contractors. We have a variety of mitigation measures and incentives in place to counter the adverse effects associated with construction in this environment.

We now expect to spend approximately $2.9—$3.0 billion of QB2 development capital on a consolidated basis in 2022, inclusive of COVID-19 capital, up from $2.7—$2.9 billion previously disclosed. Based on our current assumptions, including with respect to foreign exchange rates, the to-go spend from October 1, 2022 is expected to be US$1.5 to US$1.9 billion.

Copper Growth

We continue to actively advance our industry-leading copper growth portfolio in a prudent and timely manner. The approach is driven by balancing growth and return of capital, value-focused asset de-risking including permitting, and the optimization of funding sources.

13	Teck Resources Limited 2022 Third Quarter News Release

We are advancing a feasibility study for the Quebrada Blanca Mill Expansion (QBME) which will entail an increase in concentrator throughput of approximately 50%, with the addition of one identical, semi-autogenous grinding line. We believe this configuration optimizes the timeline to progress the development of this world-class orebody, while leveraging existing infrastructure to maximize capital efficiency. The feasibility study, including all environmental baseline activities, is expected to be completed in 2023. QBME is expected to be a significant contributor to our near-term copper growth portfolio with first production targeted for 2026.

At Zafranal, for which a feasibility study has been completed, we received confirmation of Socio-Economic Impact Assessment (SEIA) admissibility and successfully completed a comprehensive virtual public participation session in the first quarter of 2022. We responded to SEIA observations in the third quarter of 2022, significantly advancing the SEIA review process. At Galore Creek, Fluor was appointed in late 2021 to undertake a prefeasibility study, which is ongoing with completion targeted in mid-2023. Strategic, technical and commercial assessments, including focused field programs, permitting and community engagement work, for the advancement of San Nicolás, NuevaUnión, Mesaba and Schaft Creek are ongoing.

On July 20, 2022, we announced an agreement with PolyMet to form a 50:50 joint venture to advance PolyMet Mining Inc's NorthMet project and Teck's Mesaba mineral deposit. The joint venture will be named NewRange Copper Nickel LLC. Closing of the transaction is subject to customary closing conditions, including receipt of regulatory approvals.

On September 16, 2022, we announced that Agnico Eagle Mines Limited has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V., a wholly-owned Teck subsidiary which owns the San Nicolás copper-zinc development project, for US$580 million. As a result of the transaction, Teck and Agnico Eagle will become 50:50 shareholders in San Nicolás. Closing of the transaction is subject to customary closing conditions, including receipt of regulatory approvals.

14	Teck Resources Limited 2022 Third Quarter News Release

ZINC BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Zinc price (realized – US$/pound)	$1.44	$1.36	$1.56	$1.34
Production (000’s tonnes)
Refined zinc	64	73	203	211
Zinc in concentrate[1]	158	118	433	378
Sales (000’s tonnes)
Refined zinc	64	72	200	211
Zinc in concentrate[1]	235	162	436	306
Gross profit	$311	$285	$714	$471
Gross profit before depreciation and amortization[2]	$416	$366	$915	$633
Property, plant and equipment expenditures	$82	$52	$149	$121

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $311 million in the third quarter compared with $285 million a year ago. Gross profit increased compared with a year ago (see table below) primarily due to higher zinc prices and a 45% increase in zinc in concentrate sales volumes, partly offset by higher unit operating costs at Red Dog. Red Dog's shipping season commenced as planned in early July, whereas last year the start of shipping season was delayed due to adverse weather.

At our Red Dog Operations, zinc production in the third quarter increased by 34%, or 39,800 tonnes, while lead production decreased by 22%, or 5,400 tonnes, compared to a year ago. At our Trail Operations, refined zinc production was 13% lower than a year ago, primarily due to the planned major asset renewal activities which started in September and are expected to be complete in November this year.

15	Teck Resources Limited 2022 Third Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2021	$285
Increase (decrease):
Zinc price realized	75
Sales volumes	62
Unit operating costs	(52)
Co-product and by-product contribution	(16)
Inventory write-down ($18M) and labour settlement ($19M)	(37)
Foreign exchange	17
Depreciation	(23)
Net increase	$26
As reported in current quarter	$311

Property, plant and equipment expenditures in the third quarter totalled $82 million, including $63 million for sustaining capital, of which $30 million relates to our Trail Operations and $33 million which relates to Red Dog.

Markets

The refined zinc market remained tight in Europe and North America with premiums in both markets remaining above historic levels. Prices for zinc on the London Metals Exchange came under pressure on concerns about rising inflationary pressures and an economic recession in Europe, which could impact global metals demand into 2023. Prices in the third quarter averaged US$1.48 per pound, down 16% and up 9% compared to the second quarter of 2022 and the full year 2021, respectively. Year to date prices on the London Metals Exchange averaged US$1.65 per pound, which exceeds the highest ever annual average zinc price.

The zinc concentrate market came under pressure in the third quarter, as escalating power prices in Europe forced the temporary suspension of production of three zinc smelters in the region. Smelters in China are now rebuilding concentrate stocks ahead of winter mine closures in the north of the country. Imports of concentrates into China increased 24% in August over the same period last year and are up 1% year to date. In North America, production issues at smelters continued. Along with the previously announced closure of the Flin Flon smelter in Canada, two North American zinc smelters, including our Trail Operations, took scheduled maintenance in the third quarter. Mine production cuts have mitigated some of the smelter cuts year to date with the closure or suspension of production at mines outside of China.

Concerns over inflation, high energy prices and a possible recession have caused buyers to slow zinc metal purchases, while inventories continue to be drawn down due to a lack of growth in mine production. Available metal inventories on the LME dropped to historic lows, with total LME inventories falling 28,000 tonnes in the third quarter and inventories in China decreasing by approximately 100,000 tonnes. Total global visible stocks including stocks held in Chinese bonded warehouses have fallen almost 200,000 tonnes in 2022 to 2.6 days of global consumption, the lowest levels since 1990.

16	Teck Resources Limited 2022 Third Quarter News Release

Operations

Red Dog

Zinc production increased to 157,800 tonnes in the third quarter compared with 118,000 tonnes a year ago, primarily due to increased mill throughput and higher zinc grades. Lead production decreased to 19,000 tonnes in the third quarter compared with 24,400 tonnes a year ago, due to lower grades, as expected in the mine plan.

Operating costs, before inventory changes, in the third quarter were US$113 million or US$26 million higher than a year ago primarily due to increased consumables costs and higher ocean freight costs.

Trail Operations

Refined zinc production of 63,800 tonnes in the third quarter was 9,300 tonnes lower than a year ago, primarily as a result of planned major asset renewal activities, which commenced in September and are expected to be complete in November. This major maintenance work includes replacement of the KIVCET furnace hearth and a zinc roaster dome, both after 25 years of operation. Refined lead production of 17,300 tonnes in the third quarter was 2,900 tonnes lower than the same period last year.

Operating costs, before changes in inventory, in the third quarter were 32% higher than a year ago at $169 million, primarily due to a one-time labour settlement expense of $19 million associated with the new five-year collective agreement settled in July.

We now expect 2022 production of refined zinc to be between 257,000 to 267,000 tonnes, compared to the previously disclosed guidance of 270,000 to 285,000 tonnes. The decrease in 2022 production guidance is primarily the result of an extension to planned maintenance on auxiliary equipment which delayed restart of the zinc roasters by approximately one week, as well as lower than planned production through year.

Cost of Sales

Cost of sales was $951 million in the third quarter compared with $760 million a year ago, primarily due to increased zinc in concentrate sales volumes. Total cash unit costs1 of product sold in the third quarter for our zinc mining operations, before cash margins for by-products1, of US$0.64 per pound were US$0.08 per pound higher than a year ago, due to increased diesel and consumable costs, as well as higher transportation costs and smelter processing charges. Revenues from lead and silver by-products were similar to a year ago. However due to the effect of substantially higher zinc sales volumes, the per unit by-product credit decreased to US$0.27 per pound compared with US$0.43 per pound a year ago. Net cash costs1 for zinc in the third quarter, after by-products, of US$0.37 per pound were higher compared with US$0.13 per pound a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2022	2021	2022	2021

Adjusted cash cost of sales[1]	$0.40	$0.34	$0.37	$0.33
Smelter processing charges	0.24	0.22	0.20	0.26
Total cash unit costs[1]	$0.64	$0.56	$0.57	$0.59
Cash margin for by-products[1]	(0.27)	(0.43)	(0.16)	(0.23)
Net cash unit costs[1]	$0.37	$0.13	$0.41	$0.36

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

17	Teck Resources Limited 2022 Third Quarter News Release

Outlook

Our 2022 annual guidance for our zinc business unit has been revised from our previous disclosures and is outlined in our guidance tables on pages 31—36. We now expect 2022 production of refined zinc to be between 257,000 to 267,000 tonnes, compared to our previously disclosed guidance of 270,000 to 285,000 tonnes. The decrease in guidance is primarily the result of an extension to planned maintenance on auxiliary equipment which delayed restart of the zinc roasters by approximately one week, as well as lower than planned production through the year.

The Red Dog shipping season, which commenced on July 4, 2022, is expected to be completed before the end of October, as planned. Sales for the fourth quarter of 2022 for Red Dog zinc in concentrate are forecast to be in the range of 130,000 to 150,000 tonnes, reflecting the normal seasonal pattern of Red Dog sales.

18	Teck Resources Limited 2022 Third Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Steelmaking coal price (realized US$/tonne)	$304	$237	$374	$170
Steelmaking coal price (realized CAD$/tonne)	$395	$299	$478	$213
Production (million tonnes)	5.7	6.0	16.6	18.3
Sales (million tonnes)	5.6	5.9	17.9	18.3
Gross profit	$1,236	$901	$5,552	$1,330
Gross profit before depreciation and amortization[1]	$1,481	$1,120	$6,319	$1,989
Property, plant and equipment expenditures	$150	$204	$345	$730

Performance

Gross profit from our steelmaking coal business unit in the third quarter was $1.2 billion compared to $901 million in the same period last year. The increase was driven by higher steelmaking coal prices, partly offset by the effect of lower production levels and increased unit operating costs1 due to inflationary cost pressures. Realized steelmaking coal prices of US$304 per tonne in the third quarter increased from US$237 per tonne in the same period last year.

Third quarter sales volumes of 5.6 million tonnes were within our previously disclosed guidance range, but 5% lower than the same period a year ago, impacted by a structural failure of the plant feed conveyor at the Elkview plant, and the recently-resolved labour action at Westshore Terminals, which shut the terminal down for the last half of September. Our upgraded Neptune port, which operated at design capacity for the month of September, partly mitigated the impact of the Westshore shutdown.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2021	$901
Increase (decrease):
Steelmaking coal price realized	468
Sales volumes	(50)
Operating and transportation unit costs	(174)
Labour settlement (2021)	39
Foreign exchange	78
Depreciation	(26)
Net increase	$335
As reported in current quarter	$1,236

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

19	Teck Resources Limited 2022 Third Quarter News Release

Property, plant and equipment expenditures were $150 million in the third quarter, which included $68 million associated with water projects. Capitalized stripping costs were $103 million in the third quarter compared to $83 million in the same period last year due to an increase in capitalized stripping associated with development of pits in early stages of mining as well as higher costs due to inflationary impacts on our mining costs.

Markets

FOB Australia price assessments averaged US$287 per tonne in the third quarter lagged by one month, compared to the record high of US$527 per tonne in the second quarter. Global steelmaking coal prices were affected by reduced downstream steel demand, as weakening auto production and global inflationary pressures reduced steelmakers’ margins. Prices have been supported by persistently high PCI and thermal coal prices and reduced production from Australia due to labour constraints and weather impacts.

CFR China prices averaged US$310 per tonne in the third quarter, compared to US$461 per tonne in the second quarter. Higher Chinese seaborne imports year to date reflect increased availability of Russian coal. Mongolian coal supply is recovering, but is expected to be approximately ten million tonnes below the 2019 record high. Weakness in the property sector continues to negatively impact Chinese steel demand and steel margins shrank during the third quarter. This is partially offset by increases in blast furnace utilization in China driven in part by government policy supporting infrastructure investment while port and end user coal inventories remain close to historical low levels, supporting the outlook for seaborne steelmaking coal demand.

Operations

Third quarter steelmaking coal production of 5.7 million tonnes decreased by 5% compared to the third quarter of 2021. Production was lower than a year ago primarily due to the Elkview plant outage. The plant outage halted steelmaking coal processing at the site, but Elkview’s mining activities continued.

Total material movement in third quarter remained similar to a year ago. High absenteeism and labour shortages continued to impact our equipment operating hours and as a result, we implemented several initiatives to attract and retain our workforce.

Cost of Sales

Cost of sales was $1.0 billion in the third quarter compared with $906 million in the third quarter last year, and our adjusted site cash cost of sales1 was $92 per tonne compared with $63 per tonne a year ago. Our adjusted site cash cost of sales1 continues to be materially impacted by inflationary cost pressures across all major operating cost input categories, particularly due to a 30% WTI oil price increase which accounted for 20% of our increased costs compared to the same period last year. In addition, cost of sales was also impacted by spending and production volume variances attributable to two planned major plant outages this quarter, compared to one in the same period last year, as well as the unplanned Elkview plant outage due to the structural failure of the plant feed conveyor.

Transportation costs in the third quarter were $48 per tonne compared to $46 per tonne a year ago primarily due to higher fuel surcharges on railed volumes as a result of higher WTI oil prices. These increases were partially offset by lower demurrage costs compared to the same period last year.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

20	Teck Resources Limited 2022 Third Quarter News Release

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2022	2021	2022	2021

Adjusted site cash cost of sales[1]	$92	$63	$88	$63
Transportation costs	48	46	47	43
Inventory write-down (reversals)	—	—	—	—
Labour settlement	—	7	—	2
Unit costs[1]	$140	$116	$135	$108

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2022	2021	2022	2021

Adjusted site cash cost of sales[1]	$71	$50	$69	$50
Transportation costs	37	37	36	34
Inventory write-down (reversals)	—	—	—	—
Labour settlement	—	5	—	2
Unit costs[1]	$108	$92	$105	$86

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the quarter also included a $23 per tonne charge for the amortization of capitalized stripping costs and $20 per tonne for other depreciation.

Outlook

Our 2022 annual guidance for our steelmaking coal business unit has been revised from our previous disclosures and is outlined in our guidance tables on pages 31—36.

Permitting activity associated with our Fording River expansion project continues and provincial regulators are in dialogue with First Nations concerning the environmental assessment process.

The Elkview plant outage caused by the structural failure of the plant feed conveyor in mid-September is estimated to impact our 2022 steelmaking coal production volumes by approximately 1.5 million tonnes. We have substantially completed the sourcing of materials and labour to construct the replacement and expect the Elkview plant to restart production in late November. During the outage, Elkview is conducting opportunistic plant maintenance and is progressing mining activities to support optimal raw coal inventory levels in preparation for the resumption of production. As a result of the Elkview plant outage, we are lowering our 2022 production guidance to 22.0 to 22.5 million tonnes, down from our previously disclosed guidance of 23.5 to 24.0 million tonnes.

Our annual steelmaking coal production capacity across our four operating mines in the Elk Valley is approximately 26 to 27 million tonnes, and we operated at those levels for most of the period from 2014 to 2019. Over the past three years, external challenges and more recently, reliability issues at Elkview, impacted our ability to operate at those levels. These include severe weather related events including rain, flooding, extreme cold and wildfire events in 2021, and the COVID pandemic and associated ongoing global disruption to supply chains and labour availability. As a result, to better reflect the increasing frequency of these adverse events and associated risk of impacts to our operations we have reduced our three-year production guidance commencing in 2023 from 26 to 27 million tonnes to 25 to 26 million tonnes.

21	Teck Resources Limited 2022 Third Quarter News Release

We have been impacted by similar labour shortages faced by other industries. These shortages may impact our operations, material movement and raw coal release going forward. Plans are being implemented to mitigate raw coal inventory constraints to keep our processing plants running at capacity and keep mine sequencing on schedule.

Due to the Elkview plant outage, we expect slight upward pressure on our 2022 adjusted site cash cost of sales1, but our previous guidance range of $87 to $92 is unchanged.

We are expecting fourth quarter sales to be between 5.0 and 5.4 million tonnes, reflecting the reduced Elkview production in the quarter. The strong performance of Neptune and our logistics chain in the third quarter was key in reducing mine clean coal inventory to low levels and to partly mitigating the impact of the Westshore shutdown due to labour action, enabling us to continue to deliver our product to market.

Fourth quarter transportation costs will be impacted by the Elkview plant outage and the recently-resolved labour action at Westshore Terminals, with disruptions adding demurrage costs and reducing overall volumes. We anticipate annual transportation costs to be between $46 and $49 per tonne, slightly above the high end of our previously disclosed guidance of $43 to $46 per tonne.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 2022 priorities include the full capacity ramp up of the two facilities at Fording River, which were completed in the fourth quarter of 2021. We still expect completion of the Fording River North Saturated Rock Fills (SRF) Phase II expansion by the end of 2022, which will bring capacity of the facility up to 30 million litres per day.

We continue to expect to spend $200 million of capital on water in 2022. This capital spending guidance covers water treatment (AWTFs and SRFs), water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction). We expect that by the end of 2022, we will have capacity to treat approximately 77.5 million litres of water per day, a four-fold increase from our treatment capacity in 2020.

With this capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley while sustaining mining activities.

Between 2022 and 2024, we continue to plan to invest between $650 and $750 million of capital on water treatment, water management and incremental measures associated with the Direction. The continued investment in water treatment will further increase our treatment capacity to 90 million litres per day through the development of SRFs.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

22	Teck Resources Limited 2022 Third Quarter News Release

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and First Nations. The state of Montana has adopted a water quality standard for the Koocanusa Reservoir downstream of our mining operations that establishes a selenium standard that may not be achievable with existing technology. We are taking steps to challenge this standard. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

23	Teck Resources Limited 2022 Third Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Western Canadian Select (US$/bbl)	$71.70	$56.98	$82.36	$52.31
Blended bitumen price (realized US$/bbl)	$73.68	$61.10	$84.13	$55.24
Bitumen price (realized CAD$/bbl)	$84.49	$66.46	$97.40	$58.39
Operating netback (CAD$/bbl)[2]	$33.55	$(1.87)	$43.94	$(5.14)
Production (million bitumen barrels)	3.5	1.9	9.7	5.3
Production (average barrels per day)	37,736	19,984	35,605	19,283
Sales (million blended bitumen barrels)	4.5	2.2	12.8	6.7
Gross profit (loss)	$84	$(28)	$320	$(95)
Gross profit (loss) before depreciation and amortization[2]	$119	$(3)	$424	$(28)

On October 26, 2022, we announced an agreement to sell our 21.3% interest in Fort Hills and certain associated downstream assets to Suncor for gross proceeds of approximately $1 billion in cash, subject to customary closing adjustments and reflecting a November 1, 2022 effective date. The transaction value is consistent with the current outlook for the Fort Hills business reflected in the most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project.

Closing of the transaction is subject to customary conditions including receipt of relevant regulatory approvals, and is expected to occur in the first quarter of 2023.

As a result of the sale agreement, we recorded an after-tax, non-cash impairment charge of $952 million in the third quarter of 2022.

Performance

In the third quarter, gross profit from our energy business unit was $84 million compared with a loss of $28 million a year ago. The increase in gross profit was due to a significant increase in global benchmark crude oil prices, including Western Canadian Select (WCS), increased sales volumes, and lower unit operating costs, reflecting two train production rates.

Our 21.3% share of bitumen production of 37,736 barrels per day in the third quarter from Fort Hills increased substantially compared to the same period a year ago due to the ramp up to two train production in the fourth quarter last year. The planned fall maintenance outage began in the last week of September and was completed safely and on time in the second week of October. Bitumen production in the third quarter was within our annual average daily production guidance of 33,000 to 39,400 barrels per day.

Cost of sales in the third quarter was $325 million compared with $206 million a year ago reflecting Fort Hills operating at two train production rates. We continue to see inflationary cost pressures on commodity production costs as well as higher contractor costs. The cost of blending bitumen with diluent also increased as a result of the increase in WTI prices. Adjusted operating costs2 were $34.87 per barrel in the third quarter compared with $49.56 per barrel in the same period last year, with the lower unit costs2 this year reflecting the effect of two train production rates.

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

24	Teck Resources Limited 2022 Third Quarter News Release

The table below summarizes the change in gross profit in our energy business unit for the quarter:

Gross Profit (Loss) (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2021	$(28)
Increase (decrease):
Bitumen price realized	54
Bitumen sales volumes	30
Unit operating costs	51
Royalties	(22)
Foreign exchange	10
Depreciation	(11)
Net increase	$112
As reported in current quarter	$84

In line with our plan, our share of Fort Hills’ capital expenditures for the third quarter was $33 million.

Markets

Our blended bitumen price realizations are influenced by the calendar month average NYMEX West Texas Intermediate crude oil price (NYMEX WTI) and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the third quarter, NYMEX WTI averaged US$91.56 per barrel, a 30% increase compared to the same period last year. The WCS price for Hardisty deliveries of blended bitumen was indexed at an average of the NYMEX WTI price less US$19.86 per barrel for a WCS blend value of US$71.70 per barrel, 26% higher than in the third quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI less US$8.65 per barrel, for a WCS blend value of US$82.91 per barrel in this quarter compared to a WCS blend value of US$65.87 per barrel in the same period last year.

Crude oil prices were higher in the third quarter of 2022 compared to the same period last year, with NYMEX WTI prices trading between US$76.71 and US$108.43 per barrel. Prices were supported by low global inventories, improving demand, production disruptions of Russian oil and decreasing global spare production capacity. Compared to the third quarter of 2021, the WCS differentials to NYMEX WTI widened due to incremental competition in the U.S. Gulf Coast market from the large release of sour crude from the U.S. Strategic Petroleum Reserve.

25	Teck Resources Limited 2022 Third Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended September 30,		Nine months ended September 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2022	2021	2022	2021

Bitumen price realized[2]	$84.49	$66.46	$97.40	$58.39
Crown royalties[3]	(7.53)	(2.80)	(7.38)	(1.80)
Transportation costs for FRB[4]	(8.53)	(15.96)	(9.97)	(15.07)
Adjusted operating costs1 5	(34.87)	(49.56)	(36.12)	(46.66)
Operating netback[1]	$33.56	$(1.86)	$43.93	$(5.14)

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

As a result of the agreement to sell our interest in Fort Hills to Suncor with an effective date of November 1, 2022, noted above, we will no longer provide guidance for our Energy Business Unit. We expect the results from our interest in Fort Hills to be reported as a discontinued operation beginning in the fourth quarter of 2022.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

26	Teck Resources Limited 2022 Third Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $435 million in the third quarter compared with $59 million a year ago. Significant items in the quarter included $315 million of negative settlement pricing adjustments, $33 million of share based compensation expense, and $12 million of social responsibility and donations expense.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at June 30, 2022 and September 30, 2022.

	Outstanding at		Outstanding at
	September 30, 2022		June 30, 2022
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	196	3.46	174	3.75
Zinc	411	1.36	118	1.44

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $67 million in the third quarter was $10 million higher the same period last year.

Our non-operating expense was $116 million in the third quarter compared with $93 million in the same period last year. Significant items in the quarter included $52 million of foreign exchange losses and a $71 million loss on changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans. This is partially offset by a $31 gain on the derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in Compañia Minera Teck Quebrada Blanca.

Income Taxes

The provision for income and resource taxes was $146 million, or 192% of the pre-tax loss of $76 million. Our effective tax rate this quarter was significantly impacted by the impairment of our interest in Fort Hills. Excluding the impairment charge, we would have a provision for taxes of $428 million, or 37% of pre-tax profit of $1,158 million. Our effective tax rate is usually higher than the Canadian statutory income tax rate of 27% due mainly to resource taxes and higher taxes in some foreign jurisdictions. In light of the Fort Hills impairment, we expect our effective tax rate for the full year to be in the range of 39%—41% based on our current expectations regarding commodity prices and sales by jurisdiction for the balance of the year.

Up until 2022, we have been subject to cash income and resource taxes in all foreign jurisdictions and only cash resource taxes in Canada. Starting in 2022, we are now also subject to cash income taxes in Canada. Based on tax instalment rules and on income inclusion timing rules related to the partnerships through which our Canadian steelmaking coal and copper operations are held, Canadian income tax payments associated with our 2022 earnings may be deferred until February 2023 and in part, to February 2024.

During the third quarter, the Peruvian Tax Court issued its ruling in favour of SUNAT for the scope of tax stability issue in 2013 and rejected Antamina’s request for a full waiver of the associated penalties and interest for that year. In light of that decision, we have expensed during the third quarter our share of previously paid penalties and interest for the 2013 to 2015 years as reflected in finance expense and other non-operating expense. Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts.

27	Teck Resources Limited 2022 Third Quarter News Release

In July, the Chilean government released two tax reform bills that include various income tax changes and the introduction of a new mining royalty. On October 4, the Chilean government sent revised proposals regarding the income tax bill to the Chilean Congress and on October 25 sent revised proposals regarding the new mining royalty. Teck has Stability Agreements for QB2 and Carmen de Andacollo, which provide protection against changes to mining tax laws, including the introduction of new mining taxes or royalties, but not income tax laws, for 15 years until the end of 2037 and 2027.

In August, the U.S. government enacted the Inflation Reduction Act which introduced, amongst other measures, a new 15% Corporate Minimum Tax that will apply starting in 2023.

We are currently assessing the impact to Teck of all tax reform bills.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30, 2022		December 31, 2021

Term notes	$2,655		$3,478
QB2 US$2.5 billion limited recourse project finance facility	2,500		2,252
Lease liabilities	504		547
Antamina credit facilities	225		176
Less unamortized fees and discounts	(76)		(89)
Debt (US$ in millions)	$5,808		$6,364

Debt (Canadian $ equivalent)[1] (A)	$7,962		$8,068
Less cash balances	(2,638)		(1,427)
Net debt[2] (B)	$5,324		$6,641
Equity (C)	$26,145		$23,773
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	17%		22%
Net debt to adjusted EBITDA ratio[2]	0.5	x	1.0	x
Weighted average coupon rate on the term notes	5.3%		5.5%

Notes:

1.	Translated at period end exchange rates
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $8.3 billion as at October 26, 2022, including $2.9 billion of cash.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Greenhouse Gas (GHG) intensity, percentage of women in Teck's workforce and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 17% at September 30, 2022.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share is US$225 million. The loan is non-recourse to us and the other Antamina owners.

28	Teck Resources Limited 2022 Third Quarter News Release

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that mostly secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.2 billion at September 30, 2022. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

During the quarter we purchased US$23 million of our outstanding notes pursuant an open market repurchase order. This resulted in the redemption of US$13 million of 3.9% notes due 2030 and US$10 million of the 6.125% notes due 2035. The total cost of the purchase plus accrued interest was US$23 million.

Operating Cash Flow

Cash flow from operations in the third quarter increased to $1.8 billion compared with $1.5 billion a year ago primarily due to fluctuations in working capital items.

During the third quarter, changes in working capital items resulted in a source of cash of $307 million primarily due to a decrease in accounts receivable at our steelmaking coal and base metals operations reflecting the lower commodity prices at the end of the period. This compares with a use of cash of $295 million a year ago when receivable balances increased as a result of rising commodity prices in the period.

Investing Activities

Expenditures on property, plant and equipment were $1.1 billion in the third quarter, including $753 million for the QB2 project and $308 million on sustaining capital. The largest components of sustaining capital expenditures were $144 million at our steelmaking coal operations, $33 million at Fort Hills, $30 million at our Trail Operations and $33 million at Red Dog.

Capitalized production stripping costs were $209 million in the third quarter compared with $172 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the third quarter were higher than a year ago due to inflationary pressures, most notably diesel price, which has led to higher costs compared to the same period last year.

The table below summarizes our year-to-date capital spending for 2022:

($ in millions)	Sustaining	Growth[1]	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$165	$110	$2,226	$2,501	$216	$2,717
Zinc	120	29	—	$149	69	$218
Steelmaking coal	321	24	—	$345	412	$757
Energy	89	2	—	$91	—	$91
Corporate	11	1	—	$12	—	$12
	$706	$166	$2,226	$3,098	$697	$3,795

Note:

1.	RACE21TM capital expenditures included in growth total $36 million and are allocated $9 million to Copper, $2 million to Zinc, $24 million to Steelmaking coal and $1 million to Corporate.

29	Teck Resources Limited 2022 Third Quarter News Release

Financing Activities

In the third quarter, we purchased US$23 million of our notes, as outlined above, for approximately US$23 million, which included the premium paid on the redemption and accrued interest.

Interest and various finance fees and charges paid in the third quarter were $96 million, $24 million lower than year ago due to lower balances on our term notes and lower standby fees.

In the third quarter, we paid $64 million in respect of our regular base quarterly dividend of $0.125 per share.

Under our normal course issuer bid, we have purchased approximately 2.2 million Class B subordinate voting shares to complete the US$500 million in Class B subordinate voting share purchases announced in April as well as approximately 15.2 million Class B subordinate voting shares, to complete the US$500 million in Class B subordinate voting share purchases announced in July for $730 million.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2022, approximately $700 million of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future, as well as the predicted impact on economic growth and demand for our products of monetary policy aimed at curtailing inflation in various jurisdictions are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

30	Teck Resources Limited 2022 Third Quarter News Release

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2022 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2022 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$67	$103
Copper (000's tonnes)	281.5	US$0.01/lb	$4	$7
Zinc (000's tonnes)[3]	909.5	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	22.25	US$1/tonne	$17	$27
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 262,000 tonnes of refined zinc and 647,500 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

We have updated our 2022 annual guidance for steelmaking coal production volumes to reflect the impact of the plant feed conveyor failure at Elkview. We have also updated our 2022 annual guidance for transportation unit costs1 for our steelmaking coal business unit, our refined zinc production guidance, and our capital cost guidance for QB2.

As previously described, we have updated our three-year steelmaking coal production guidance commencing in 2023, and our three-year copper and molybdenum production guidance as well.

As a result of the agreement to sell our interest in Fort Hills to Suncor, we will no longer include outlook for our Energy Business Unit.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

31	Teck Resources Limited 2022 Third Quarter News Release

Our usual guidance tables, including three-year production tables, are outlined in the tables below.

Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost1 guidance through the balance of 2022.

While we continue to expect our capital expenditures for 2023 to be lower than 2022, with the increase in QB capital guidance and continued inflationary pressures, we no longer expect a reduction of $2 billion compared to 2022 projected spending levels. We will issue 2023 capital expenditure guidance with our usual annual guidance in February, 2023.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

32	Teck Resources Limited 2022 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2021, our guidance for production for 2022 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2021	Previous Guidance 2022	Change	Current Guidance 2022	Previous Three-Year Guidance 2023 – 2025	Change	Current Guidance 2023 – 2025

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	130.8	127 - 133	—	127 - 133	130 - 160	(20) - 10	110 - 170
Antamina	100.2	91 - 96	—	91 - 96	90 - 95	—	90 - 95
Carmen de Andacollo	44.8	45 - 50	—	45 - 50	50 - 60	—	50 - 60
Quebrada Blanca[5]	11.5	10 - 11	—	10 - 11	245 - 300	(75) - 0	170 - 300
	287.3	273 - 290	—	273 - 290	515 - 615	(95) - 10	420 - 625
Zinc1 2 4
Red Dog	503.4	540 - 570	—	540 - 570	510 - 550	—	510 - 550
Antamina	104.0	90 - 95	—	90 - 95	80 - 100	—	80 - 100
	607.4	630 - 665	—	630 - 665	590 - 650	—	590 - 650
Refined zinc
Trail Operations	279.0	270 - 285	(13) - (18)	257 - 267	295 - 315	—	295 - 315

Steelmaking coal (million tonnes)	24.6	23.5 - 24.0	(1.5) - (1.5)	22.0 - 22.5	26.0 - 27.0	(1.0) - (1.0)	25.0 - 26.0

OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	97.4	80 - 90	—	80 - 90	85 - 95	—	85 - 95

Molybdenum (million pounds)1 2
Highland Valley Copper	1.1	0.8 - 1.3	—	0.8 - 1.3	3.0 - 5.0	(2.0) - 0.0	1.0 - 5.0
Antamina	1.1	1.8 - 2.2	—	1.8 - 2.2	3.0 - 4.0	—	3.0 - 4.0
Quebrada Blanca[5]	—	—	—	—	4.0 - 13.0	—	4.0 - 13.0
	2.2	2.6 - 3.5	—	2.6 - 3.5	10.0 - 22.0	(2.0) - 0.0	8.0 - 22.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	2022 guidance excludes production from Quebrada Blanca concentrate production. Three-year guidance 2023—2025 includes Quebrada Blanca concentrate production.

33	Teck Resources Limited 2022 Third Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q3 2022	Guidance Q4 2022
Zinc (000's tonnes)[1]
Red Dog	235	130 - 150
Steelmaking coal (million tonnes)	5.6	5.0 - 5.4

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2021 and our unit cost guidance for selected principal products in 2022.

	2021	Previous Guidance 2022	Change	Guidance 2022

Copper[1]
Total cash unit costs[4] (US$/lb.)	1.80	1.93 - 2.03	—	1.93 - 2.03
Net cash unit costs1 4 (US$/lb.)	1.39	1.48 - 1.58	—	1.48 - 1.58

Zinc[3]
Total cash unit costs[4] (US$/lb.)	0.56	0.54 - 0.59	—	0.54 - 0.59
Net cash unit costs3 4 (US$/lb.)	0.30	0.37 - 0.43	—	0.37 - 0.43

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	65	87 - 92	—	87 - 92
Transportation costs (CAD$/tonne)	44	43 - 46	3 - 3	46 - 49

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2022 assumes a zinc price of US$1.57 per pound, a molybdenum price of US$18.00 per pound, a silver price of US$22 per ounce, a gold price of US$1,800 per ounce and a Canadian/U.S. dollar exchange rate of $1.29.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2022 assumes a lead price of US$0.88 per pound, a silver price of US$22 per ounce and a Canadian/U.S. dollar exchange rate of $1.29. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

34	Teck Resources Limited 2022 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2021 and our capital expenditures guidance for 2022.

(Teck’s share in CAD$ millions)	2021	Previous Guidance 2022	Change	Guidance 2022
Sustaining
Copper	$184	$340	$—	$340
Zinc	154	190	—	190
Steelmaking coal[1]	475	650	—	650
Energy[4]	80	140	(50)	90
Corporate	10	5	—	5
	$903	$1,325	$(50)	$1,275
Growth[2]
Copper[3]	$103	$235	$—	$235
Zinc	14	35	—	35
Steelmaking coal	440	35	—	35
Energy	3	—	—	—
Corporate	3	—	—	—
	$563	$305	$—	$305
Total
Copper	$287	$575	$—	$575
Zinc	168	225	—	225
Steelmaking coal	915	685	—	685
Energy	83	140	(50)	90
Corporate	13	5	—	5
	$1,466	$1,630	$(50)	$1,580

QB2 capital expenditures	$2,580	$2,700 - 2,900	$200 - 100	$2,900 - 3,000
Total before SMM and SC contributions	4,046	4,330 - 4,530	$150 - 50	4,480 - 4,580
Estimated SMM and SC contributions to capital expenditures	(401)	(800) - (860)	(60) - (30)	(860) - (890)
Estimated QB2 project financing draw to capital expenditures	(1,376)	(315)	—	(315)
Total, net of partner contributions and project financing	$2,269	$3,215 - 3,355	$90 - 20	$3,305 - 3,375

Notes:

1.	Steelmaking coal sustaining capital 2022 guidance includes $200 million of water treatment capital. 2021 includes $226 million of water treatment capital.
2.	Growth expenditures include RACE21TM capital expenditures for 2022 of $50 million, of which $10 million relates to copper, $5 million relates to zinc and $35 million relates to steelmaking coal.
3.	Copper growth capital guidance for 2022 includes studies for HVC 2040, Antamina, QBME, Zafranal, San Nicolás and Galore Creek. Copper sustaining capital guidance for 2022 includes Quebrada Blanca concentrate operations.
4.	Energy capital guidance is to September 30, 2022.

35	Teck Resources Limited 2022 Third Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2021	Previous 2022 Guidance	Change	Current 2022 Guidance
Copper	$207	$250	$—	$250
Zinc	91	90	—	90
Steelmaking coal	369	530	—	530
	$667	$870	$—	$870

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2022			2021				2020
(in millions, except for share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$4,669	$5,787	$5,032	$4,406	$3,970	$2,558	$2,547	$2,560	$2,291
Gross profit	1,881	3,288	2,568	2,076	1,662	689	654	505	291
Profit (loss) attributable to shareholders	(195)	1,675	1,571	1,487	816	260	305	(464)	61
Basic earnings (loss) per share	$(0.37)	$3.12	$2.93	$2.79	$1.53	$0.49	$0.57	$(0.87)	$0.11
Diluted earnings (loss) per share	$(0.37)	$3.07	$2.87	$2.74	$1.51	$0.48	$0.57	$(0.87)	$0.11
Cash flow from operations	$1,809	$2,921	$2,323	$2,098	$1,480	$575	$585	$594	$390

AREA OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2021 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with

36	Teck Resources Limited 2022 Third Quarter News Release

reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at September 30, 2022, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 16 – Proceeds Before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. We expect these amendments to have an effect on the accounting related to the sale of products during the commissioning phase of QB2.

Amendments to IAS 1 – Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

OUTSTANDING SHARE DATA

As at October 26, 2022, there were 504.5 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 16.7 million share options outstanding with exercise prices ranging between $5.34 and $50.68 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2021 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has

37	Teck Resources Limited 2022 Third Quarter News Release

inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

38	Teck Resources Limited 2022 Third Quarter News Release

REVENUE AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

REVENUE
Copper
Highland Valley Copper	$305	$459	$1,148	$1,110
Antamina	328	327	1,102	962
Carmen de Andacollo	68	126	296	365
Quebrada Blanca	24	28	82	91
	725	940	2,628	2,528

Zinc
Trail Operations	502	506	1,699	1,432
Red Dog	914	658	1,661	994
Other	3	3	8	8
Intra-segment revenue	(157)	(122)	(553)	(358)
	1,262	1,045	2,815	2,076

Steelmaking coal	2,273	1,807	8,733	3,966

Energy	409	178	1,312	505
TOTAL REVENUE	$4,669	$3,970	$15,488	$9,075

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$103	$244	$479	$564
Antamina	191	208	657	584
Carmen de Andacollo	(33)	45	8	124
Quebrada Blanca	(11)	7	7	27
	250	504	1,151	1,299

Zinc
Trail Operations	(31)	14	(24)	12
Red Dog	336	272	736	449
Other	6	(1)	2	10
	311	285	714	471

Steelmaking coal	1,236	901	5,552	1,330

Energy	84	(28)	320	(95)
TOTAL GROSS PROFIT	$1,881	$1,662	$7,737	$3,005

39	Teck Resources Limited 2022 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

OPERATING COSTS
Copper
Highland Valley Copper	$152	$153	$503	$390
Antamina	68	62	232	200
Carmen de Andacollo	81	62	218	183
Quebrada Blanca	33	20	70	61
	334	297	1,023	834

Zinc
Trail Operations	175	136	477	413
Red Dog	195	127	298	203
Other	(3)	4	6	(2)
	367	267	781	614

Steelmaking coal	521	415	1,578	1,191

Energy	123	86	349	234
Total operating costs	$1,345	$1,065	$3,731	$2,873

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$13	$14	$42	$32
Antamina	13	11	39	27
Carmen de Andacollo	5	5	20	17
Quebrada Blanca	—	1	1	1
	31	31	102	77

Zinc
Trail Operations	37	34	112	100
Red Dog	90	52	142	79
	127	86	254	179

Steelmaking coal	271	272	836	786

Energy	29	29	95	83
Total transportation costs	$458	$418	$1,287	$1,125

40	Teck Resources Limited 2022 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$304	$302	$1,078	$845
Intra-segment purchases	(157)	(122)	(553)	(358)
	147	180	525	487
Energy (diluent and non-proprietary blend purchases)	138	66	444	216
Total raw material purchases	$285	$246	$969	$703

ROYALTY COSTS
Copper
Antamina	$2	$2	$30	$27

Zinc
Red Dog	205	146	340	163
Total royalty costs	$207	$148	$370	$190

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$37	$48	$124	$124
Antamina	54	44	144	124
Carmen de Andacollo	15	14	50	41
Quebrada Blanca	2	—	4	2
	108	106	322	291

Zinc
Trail Operations	17	20	56	62
Red Dog	88	61	145	100
	105	81	201	162

Steelmaking coal	245	219	767	659

Energy	35	25	104	67
Total depreciation and amortization	$493	$431	$1,394	$1,179
TOTAL COST OF SALES	$2,788	$2,308	$7,751	$6,070

41	Teck Resources Limited 2022 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

Copper
Highland Valley Copper	$38	$27	$113	$78
Antamina	38	22	98	61
Carmen de Andacollo	2	2	5	6
	78	51	216	145

Zinc
Red Dog	28	38	69	56

Steelmaking coal	103	83	412	280
Total	$209	$172	$697	$481

42	Teck Resources Limited 2022 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Highland Valley Copper
Tonnes mined (000's)	19,536	20,057	56,960	64,508
Tonnes milled (000's)	9,792	9,682	29,175	30,750

Copper
Grade (%)	0.34	0.37	0.34	0.36
Recovery (%)	90.9	88.9	91.0	88.3
Production (000's tonnes)	30.5	31.8	91.2	97.8
Sales (000's tonnes)	30.6	38.8	99.9	96.0
Molybdenum
Production (million pounds)	0.5	0.2	0.8	0.8
Sales (million pounds)	0.3	0.2	0.8	0.8

Antamina
Tonnes mined (000's)	63,865	66,581	186,009	183,736
Tonnes milled (000's)
Copper-only ore	7,383	7,488	21,596	21,091
Copper-zinc ore	6,475	5,730	18,528	18,244
	13,858	13,218	40,124	39,335
Copper[1]
Grade (%)	0.93	0.97	0.97	0.94
Recovery (%)	89.0	88.5	88.7	88.8
Production (000's tonnes)	113.9	109.9	346.6	327.4
Sales (000's tonnes)	115.5	100.5	341.7	312.6

Zinc[1]
Grade (%)	2.07	2.30	2.07	2.24
Recovery (%)	87.6	87.5	86.2	86.2
Production (000's tonnes)	115.2	116.9	327.4	358.3
Sales (000's tonnes)	118.9	114.6	332.2	346.8

Molybdenum
Production (million pounds)	1.8	1.0	4.6	3.5
Sales (million pounds)	1.7	0.5	4.4	3.6

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

43	Teck Resources Limited 2022 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Carmen de Andacollo
Tonnes mined (000’s)	4,055	5,996	14,058	16,053
Tonnes milled (000’s)	3,437	4,705	11,989	13,287
Copper
Grade (%)	0.31	0.28	0.30	0.30
Recovery (%)	71.7	84.4	78.0	84.7
Production (000’s tonnes)	7.7	11.2	27.9	33.5
Sales (000’s tonnes)	8.3	10.9	28.1	33.0

Copper cathode
Production (000’s tonnes)	0.2	0.3	0.7	1.0
Sales (000’s tonnes)	—	0.5	0.5	1.3

Gold1
Production (000’s ounces)	5.6	8.6	17.8	28.3
Sales (000’s ounces)	6.3	9.4	19.3	29.5

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	2.6	2.7	7.3	8.6
Sales (000's tonnes)	2.4	2.4	7.1	7.9

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	113	137	379	392
Lead	26	27	84	92
Metal production
Zinc (000's tonnes)	63.8	73.1	202.7	210.8
Lead (000's tonnes)	17.3	20.2	54.3	59.0
Silver (million ounces)	3.0	3.0	9.2	8.4
Gold (000's ounces)	6.2	8.4	22.6	23.2

Metal sales
Zinc (000's tonnes)	63.8	73.0	199.7	211.5
Lead (000's tonnes)	16.8	16.3	53.4	53.0
Silver (million ounces)	3.1	2.8	9.2	8.2
Gold (000's ounces)	6.8	9.2	22.8	23.3

44	Teck Resources Limited 2022 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Red Dog
Tonnes mined (000's)	3,246	2,839	9,357	7,380
Tonnes milled (000's)	1,141	1,019	3,156	3,324
Zinc
Grade (%)	15.8	14.3	16.0	13.9
Recovery (%)	87.4	80.9	85.8	81.8
Production (000's tonnes)	157.8	118.0	433.2	378.0
Sales (000's tonnes)	235.2	162.0	436.1	305.6
Lead
Grade (%)	3.4	4.5	3.6	4.3
Recovery (%)	49.5	53.5	53.9	54.5
Production (000's tonnes)	19.0	24.4	61.5	78.7
Sales (000's tonnes)	73.8	62.8	73.8	62.8

Steelmaking coal
Waste production (million BCM’s)	57.0	57.7	170.6	183.4
Clean coal production (million tonnes)	5.7	6.0	16.6	18.3
Clean coal strip ratio (waste BCM’s/coal tonnes)	10.0:1	9.6:1	10.3:1	10.0:1
Sales (million tonnes)	5.6	5.9	17.9	18.3

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

45	Teck Resources Limited 2022 Third Quarter News Release

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

46	Teck Resources Limited 2022 Third Quarter News Release

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenue, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Operating netback – Operating netback per barrel in our energy business unit is calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

47	Teck Resources Limited 2022 Third Quarter News Release

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit (loss) attributable to shareholders	$(195)	$816	$3,051	$1,381
Add (deduct) on an after-tax basis:
Asset impairment	952	—	952	—
Loss on debt purchase	—	—	46	—
QB2 variable consideration to IMSA and ENAMI	12	97	108	140
Environmental costs	7	49	(104)	60
Inventory write-downs (reversals)	15	—	38	(6)
Share-based compensation	26	28	114	62
Commodity derivatives	(4)	10	(7)	5
Other	110	15	117	38
Adjusted profit attributable to shareholders	$923	$1,015	$4,315	$1,680

Basic earnings (loss) per share	$(0.37)	$1.53	$5.74	$2.60
Diluted earnings (loss) per share	$(0.37)	$1.51	$5.64	$2.56
Adjusted basic earnings per share	$1.77	$1.91	$8.12	$3.16
Adjusted diluted earnings per share	$1.74	$1.88	$7.98	$3.11

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2022	2021	2022	2021

Basic earnings (loss) per share	$(0.37)	$1.53	$5.74	$2.60
Add (deduct):
Asset impairment	1.82	—	1.79	—
Loss on debt purchase	—	—	0.09	—
QB2 variable consideration to IMSA and ENAMI	0.02	0.18	0.20	0.26
Environmental costs	0.01	0.09	(0.20)	0.11
Inventory write-downs (reversals)	0.03	—	0.07	(0.01)
Share-based compensation	0.05	0.05	0.21	0.12
Commodity derivatives	(0.01)	0.02	(0.01)	0.01
Other	0.22	0.04	0.23	0.07
Adjusted basic earnings per share	$1.77	$1.91	$8.12	$3.16

48	Teck Resources Limited 2022 Third Quarter News Release

Reconciliation of Diluted Earnings (Loss) per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2022	2021	2022	2021

Diluted earnings (loss) per share	$(0.37)	$1.51	$5.64	$2.56
Add (deduct):
Asset impairment	1.80	—	1.76	—
Loss on debt purchase	—	—	0.09	—
QB2 variable consideration to IMSA and ENAMI	0.02	0.18	0.20	0.26
Environmental costs	0.01	0.09	(0.19)	0.11
Inventory write-downs (reversals)	0.03	—	0.07	(0.01)
Share-based compensation	0.05	0.05	0.21	0.11
Commodity derivatives	(0.01)	0.02	(0.01)	0.01
Other	0.21	0.03	0.21	0.07
Adjusted diluted earnings per share	$1.74	$1.88	$7.98	$3.11

49	Teck Resources Limited 2022 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2021		(B) Nine months ended September 30, 2021	(C) Nine months ended September 30, 2022	(A-B+C) Twelve months ended September 30, 2022
Profit (loss) before taxes	$4,532		$2,324	$5,037	$7,245
Finance expense net of finance income	210		157	146	199
Depreciation and amortization	1,583		1,179	1,394	1,798
EBITDA	$6,325		$3,660	$6,577	$9,242

Add (deduct):
Asset impairment (recovery)	(215)		—	1,234	1,019
Loss on debt purchase	—		—	63	63
QB2 variable consideration to IMSA and ENAMI	141		168	201	174
Environmental costs	108		82	(144)	(118)
Inventory write-down (reversals)	1		(10)	53	64
Share-based compensation	125		82	148	191
Commodity derivatives	22		7	(11)	4
Other	66		63	114	117
Adjusted EBITDA	$6,573	(D)	$4,052	$8,235	$10,756	(E)
Total debt at period end	$8,068	(F)			$7,962	(G)
Less: cash and cash equivalents at period end	(1,427)				(2,638)
Net debt	$6,641	(H)			$5,324	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			0.7	(G/E)
Net Debt to adjusted EBITDA ratio	1.0	(H/D)			0.5	(I/E)
Equity attributable to shareholders of the company	23,005	(J)			25,215	(K)
Other financial obligations	257	(L)			265	(M)
Adjusted Net debt to capitalization ratio	0.22	(H+L)/(F+J+L)			0.17	(I+M)/ (G+K+M)

50	Teck Resources Limited 2022 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Profit (loss) before taxes	$(76)	$1,354	$5,037	$2,324
Finance expense net of finance income	51	55	146	157
Depreciation and amortization	493	431	1,394	1,179
EBITDA	468	1,840	6,577	3,660

Add (deduct):
Asset impairment	1,234	—	1,234	—
Loss on debt purchase	—	—	63	—
QB2 variable consideration to IMSA and ENAMI	40	97	201	168
Environmental costs	9	67	(144)	82
Inventory write-downs (reversals)	21	—	53	(10)
Share-based compensation	33	35	148	82
Commodity derivatives	(7)	14	(11)	7
Other	103	43	114	63
Adjusted EBITDA	$1,901	$2,096	$8,235	$4,052

51	Teck Resources Limited 2022 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Gross profit	$1,881	$1,662	$7,737	$3,005
Depreciation and amortization	493	431	1,394	1,179
Gross profit before depreciation and amortization	$2,374	$2,093	$9,131	$4,184

Reported as:
Copper
Highland Valley Copper	$140	$292	$603	$688
Antamina	245	252	801	708
Carmen de Andacollo	(18)	59	58	165
Quebrada Blanca	(9)	7	11	29
	358	610	1,473	1,590

Zinc
Trail Operations	(14)	34	32	74
Red Dog	424	333	881	549
Other	6	(1)	2	10
	416	366	915	633

Steelmaking coal	1,481	1,120	6,319	1,989

Energy	119	(3)	424	(28)
Gross profit before depreciation and amortization	$2,374	$2,093	$9,131	$4,184

52	Teck Resources Limited 2022 Third Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021

Revenue
Copper (A)	$725	$940	$2,628	$2,528
Zinc (B)	1,262	1,045	2,815	2,076
Steelmaking coal (C)	2,273	1,807	8,733	3,966
Energy (D)	409	178	1,312	505
Total	$4,669	$3,970	$15,488	$9,075

Gross profit (loss), before depreciation and amortization
Copper (E)	$358	$610	1,473	1,590
Zinc (F)	416	366	915	633
Steelmaking coal (G)	1,481	1,120	6,319	1,989
Energy (H)	119	(3)	424	(28)
Total	$2,374	$2,093	$9,131	$4,184

Gross profit margins before depreciation and amortization
Copper (E/A)	49%	65%	56%	63%
Zinc (F/B)	33%	35%	33%	30%
Steelmaking coal (G/C)	65%	62%	72%	50%
Energy (H/D)	29%	(2)%	32%	(6)%

53	Teck Resources Limited 2022 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Revenue as reported	$725	$940	$2,628	$2,528
By-product revenue (A)	(107)	(100)	(351)	(279)
Smelter processing charges (B)	35	31	104	89
Adjusted revenue	$653	$871	$2,381	$2,338

Cost of sales as reported	$475	$436	$1,477	$1,229
Less:
Depreciation and amortization	(108)	(106)	(322)	(291)
Inventory write-down	(3)	—	(3)	—
Labour settlement charges	(2)	—	(33)	—
By-product cost of sales (C)	(28)	(21)	(74)	(61)
Adjusted cash cost of sales (D)	$334	$309	$1,045	$877

Payable pounds sold (millions) (E)	143.3	160.5	452.8	444.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.33	$1.93	$2.31	$1.97
Smelter processing charges (B/E)	0.24	0.19	0.23	0.20
Total cash unit costs – CAD$/pound	$2.57	$2.12	$2.54	$2.17

Cash margin for by-products – ((A – C)/E)	(0.55)	(0.49)	(0.61)	(0.49)
Net cash unit costs – CAD$/pound	$2.02	$1.63	$1.93	$1.68

US$ amounts1
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.26	$1.28	$1.25

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.78	$1.53	$1.80	$1.58
Smelter processing charges	0.18	0.15	0.18	0.16
Total cash unit costs – US$/pound	$1.96	$1.68	$1.98	$1.74
Cash margin for by-products	(0.42)	(0.39)	(0.48)	(0.39)
Net cash unit costs – US$/pound	$1.54	$1.29	$1.50	$1.35

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

54	Teck Resources Limited 2022 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021
Revenue as reported	$1,262	$1,045	$2,815	$2,076
Less:
Trail Operations revenue as reported	(502)	(506)	(1,699)	(1,432)
Other revenue as reported	(3)	(3)	(8)	(8)
Add back: Intra-segment revenue as reported	157	122	553	358
	$914	$658	$1,661	$994
By-product revenue (A)	(208)	(212)	(223)	(214)
Smelter processing charges (B)	137	85	213	188
Adjusted revenue	$843	$531	$1,651	$968

Cost of sales as reported	$951	$760	$2,101	$1,605
Less:
Trail Operations cost of sales as reported	(533)	(492)	(1,723)	(1,420)
Other cost of sales as reported	3	(4)	(6)	2
Add back: Intra-segment purchases as reported	157	122	553	358
	$578	$386	$925	$545
Less:
Depreciation and amortization	(88)	(61)	(145)	(100)
Royalty costs	(205)	(146)	(340)	(163)
By-product cost of sales (C)	(52)	(44)	(52)	(44)
Adjusted cash cost of sales (D)	$233	$135	$388	$238

Payable pounds sold (millions) (E)	447.0	310.2	823.5	579.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.52	$0.44	$0.47	$0.41
Smelter processing charges (B/E)	0.31	0.27	0.26	0.32
Total cash unit costs – CAD$/pound	$0.83	$0.71	$0.73	$0.73
Cash margin for by-products – ((A - C)/E)	(0.35)	(0.54)	(0.21)	(0.29)
Net cash unit costs – CAD$/pound	$0.48	$0.17	$0.52	$0.44

US$ amounts2
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.26	$1.28	$1.25

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.40	$0.34	$0.37	$0.33
Smelter processing charges	0.24	0.22	0.20	0.26
Total cash unit costs – US$/pound	$0.64	$0.56	$0.57	$0.59
Cash margin for by-products	(0.27)	(0.43)	(0.16)	(0.23)
Net cash unit costs – US$/pound	$0.37	$0.13	$0.41	$0.36

Notes:

1.	Red Dog mining operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

55	Teck Resources Limited 2022 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Cost of sales as reported	$1,037	$906	$3,181	$2,636
Less:
Transportation costs (A)	(271)	(272)	(836)	(786)
Depreciation and amortization	(245)	(219)	(767)	(659)
Inventory write-down reversal (B)	—	—	—	10
Labour settlement (C)	—	(39)	—	(39)
Adjusted site cash cost of sales (D)	$521	$376	$1,578	$1,162
Tonnes sold (millions) (E)	5.6	5.9	17.9	18.3

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (D/E)	$92	$63	$88	$63
Transportation costs (A/E)	48	46	47	43
Inventory write-downs (B/E)	—	—	—	—
Labour settlement (C/E)	—	7	—	2
Unit costs – CAD$/tonne	$140	$116	$135	$108

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.26	$1.28	$1.25
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$71	$50	$69	$50
Transportation costs	37	37	36	34
Inventory write-down reversal	—	—	—	—
Labour settlement	—	5	—	2
Unit costs – US$/tonne	$108	$92	$105	$86

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

56	Teck Resources Limited 2022 Third Quarter News Release

Energy Business Unit – Operating Netback, Bitumen Price Realized Reconciliations and Adjusted Operating Costs1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2022	2021	2022	2021
Revenue as reported	$409	$178	$1,312	$505
Less non-proprietary product revenue	—	(9)	(1)	(50)
Add back crown royalties (D)	26	5	70	9
FRB blended bitumen revenue	$435	$174	$1,381	$464
Less diluent included in FRB blended bitumen	(138)	(58)	(443)	(171)
Bitumen revenue (A)	$297	$116	$938	$293
Cost of sales as reported	$325	$206	$992	$600
Less:
Depreciation and amortization	(35)	(25)	(104)	(67)
Inventory write-down	—	—	—	—
Cash cost of sales	$290	$181	$888	$533
Less:
Cost of diluent for blending	(138)	(58)	(443)	(171)
Cost of non-proprietary product purchased	—	(8)	(1)	(45)
Transportation for non-proprietary product purchased[3]	—	(2)	—	(8)
Transportation for costs FRB (C)	(29)	(27)	(95)	(75)
Adjusted operating costs (E)	$123	$86	$349	$234

Blended bitumen barrels sold (000’s)	4,517	2,258	12,799	6,720
Less diluent barrels included in blended bitumen (000’s)	(1,002)	(519)	(3,159)	(1,690)
Bitumen barrels sold (000’s) (B)	3,515	1,739	9,640	5,030

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$84.49	$66.46	$97.40	$58.39
Crown royalties (D/B)	(7.53)	(2.80)	(7.38)	(1.80)
Transportation costs for FRB (C/B)	(8.53)	(15.96)	(9.97)	(15.07)
Adjusted operating costs (E/B)	(34.87)	(49.56)	(36.12)	(46.66)
Operating netback – CAD$ per barrel	$33.56	$(1.86)	$43.93	$(5.14)

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

57	Teck Resources Limited 2022 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expectation of additional Class B subordinate voting share buybacks; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital costs; size of estimated contingency for QB2; estimated timing of first copper from Line 1 at QB2; expectation that QB2 will be commissioned in 2023 and production will ramp-up in that year; revised 2023 to 2025 copper production guidance; timing of progress and milestones at our QB2 project; expectations regarding our QBME project, including the impact of the project and associated timing expectations; execution of our copper growth strategy; the closing of the transactions with Polymet, Agnico Eagle, and Suncor; timing of the Galore Creek project prefeasibility study; timing of completion of the Trail major asset renewal process; 2022 production guidance for Trail and our zinc business unit; revised 2022 and three-year steelmaking coal production guidance; expected timing of Elkview plant restart; expected fourth quarter steelmaking coal sales and production cost estimates; timing of completion of the Fording River North Saturated Rock Fill expansion and related capacity increases, and expectations for total water treatment capacity by the end of 2022; projected spending from 2022—2024 on water treatment, water management and incremental measures associated with the Direction; our Energy business unit 2022 production and cost guidance; liquidity and availability of borrowings under our credit facilities; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to satisfy the closing conditions for our transactions with Polymet , Agnico Eagle, and Suncor; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates

58	Teck Resources Limited 2022 Third Quarter News Release

(including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompanying the statements in the document. The timing of the Elkview plant restart assumes continued availability of materials and labour to conduct the replacement of the plant feed conveyor.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 (including the range of COVID-19 capital costs) are based on a CLP/USD rate range of 900 to 975, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, difficulty satisfying the closing conditions for our transactions with Polymet , Agnico Eagle, and Suncor; and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Share buybacks depend on a number of additional factors that may cause actual results to vary, including, the renewal of our ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes

59	Teck Resources Limited 2022 Third Quarter News Release

to commodity prices, availability of funds to purchase shares, alternative uses for funds. Share repurchases are also subject to conditions under corporate law.

The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2022 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on October 27, 2022. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

60	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2022 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2022	2021	2022	2021
Revenue (Note 3)	$4,669	$3,970	$15,488	$9,075

Cost of sales	(2,788)	(2,308)	(7,751)	(6,070)
Gross profit	1,881	1,662	7,737	3,005

Other operating income (expenses)
General and administration	(54)	(39)	(154)	(115)
Exploration	(27)	(18)	(63)	(42)
Research and innovation	(40)	(41)	(113)	(98)
Asset impairment (Note 4)	(1,234)	—	(1,234)	—
Other operating income (expense) (Note 5)	(435)	(59)	(691)	(103)
Profit from operations	91	1,505	5,482	2,647
Finance income	16	2	24	4
Finance expense (Note 6)	(67)	(57)	(170)	(161)
Non-operating income (expense) (Note 7)	(116)	(93)	(298)	(164)
Share of loss of associates and joint ventures	—	(3)	(1)	(2)
Profit (loss) before taxes	(76)	1,354	5,037	2,324
Provision for income taxes	(146)	(514)	(2,015)	(932)
Profit (loss) for the period	$(222)	$840	$3,022	$1,392

Profit (loss) attributable to:
Shareholders of the company	$(195)	$816	$3,051	$1,381
Non-controlling interests	(27)	24	(29)	11
Profit (loss) for the period	$(222)	$840	$3,022	$1,392

Earnings (loss) per share
Basic	$(0.37)	$1.53	$5.74	$2.60
Diluted	$(0.37)	$1.51	$5.64	$2.56
Weighted average shares outstanding (millions)	522.4	532.5	531.5	532.0
Weighted average diluted shares outstanding (millions)	522.4	540.3	540.9	539.4
Shares outstanding at end of period (millions)	512.2	533.0	512.2	533.0

62	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021
Profit (loss) for the period	$(222)	$840	$3,022	$1,392

Other comprehensive income for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $7, $17, $11 and $2)	802	170	981	2
Changes in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	(3)	1	(8)	—
Share of other comprehensive income of associates and joint ventures	—	—	1	—
	799	171	974	2
Items that will not be reclassified to profit (loss)
Change in fair value of marketable and other equity securities(net of taxes of $(1), $1, $(11) and $2)	6	(2)	68	(7)
Remeasurements of retirement benefit plans (net of taxes of $3, $(11), $68 and $(82))	8	19	(173)	147
	14	17	(105)	140
Total other comprehensive income for the period	813	188	869	142
Total comprehensive income for the period	$591	$1,028	$3,891	$1,534

Total other comprehensive income attributable to:
Shareholders of the company	$757	$164	$798	$141
Non-controlling interests	56	24	71	1
	$813	$188	$869	$142

Total comprehensive income attributable to:
Shareholders of the company	$562	$980	$3,849	$1,522
Non-controlling interests	29	48	42	12
	$591	$1,028	$3,891	$1,534

63	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021
Operating activities
Profit (loss) for the period	$(222)	$840	$3,022	$1,392
Depreciation and amortization	493	431	1,394	1,179
Provision for income taxes	146	514	2,015	932
Asset impairment	1,234	—	1,234	—
Loss on debt redemption or purchase	—	—	63	—
Net finance expense	51	55	146	157
Income taxes paid	(324)	(280)	(1,095)	(564)
Remeasurement of decommissioning and restoration provisions for closed operations	8	26	(144)	35
QB2 variable consideration to IMSA and ENAMI	40	97	201	168
Other	76	92	198	162
Net change in non-cash working capital items	307	(295)	19	(821)
	1,809	1,480	7,053	2,640
Investing activities
Expenditures on property, plant and equipment	(1,140)	(1,038)	(3,098)	(2,955)
Capitalized production stripping costs	(209)	(172)	(697)	(481)
Expenditures on investments and other assets	(38)	(40)	(164)	(134)
Proceeds from investments and assets	29	27	73	48
	(1,358)	(1,223)	(3,886)	(3,522)
Financing activities
Proceeds from debt	13	337	470	1,212
Revolving credit facilities	—	(360)	—	(67)
Redemption, purchase or repayment of debt	(42)	(113)	(1,205)	(139)
Repayment of lease liabilities	(37)	(33)	(110)	(98)
QB2 advances from SMM/SC	227	91	574	201
Interest and finance charges paid	(96)	(120)	(318)	(310)
Issuance of Class B subordinate voting shares	3	12	202	28
Purchase and cancellation of Class B subordinate voting shares	(730)	—	(1,392)	—
Dividends paid	(64)	(27)	(468)	(80)
Contributions from non-controlling interests	79	31	197	70
Distributions to non-controlling interests	(33)	(19)	(77)	(29)
Other liabilities	1	14	(38)	34
	(679)	(187)	(2,165)	822
Effect of exchange rate changes on cash and cash equivalents	164	8	209	—
Increase (decrease) in cash and cash equivalents	(64)	78	1,211	(60)
Cash and cash equivalents at beginning of period	2,702	312	1,427	450
Cash and cash equivalents at end of period	$2,638	$390	$2,638	$390

64	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$2,638	$1,427
Current income taxes receivable	88	6
Trade and settlement receivables	1,697	1,981
Inventories	2,583	2,390
Prepaids and other current assets	506	299
	7,512	6,103
Assets held for sale (Note 15)	163	—
Financial and other assets	1,157	1,571
Investments in associates and joint ventures	1,148	1,060
Property, plant and equipment	39,060	37,382
Deferred income tax assets	161	161
Goodwill	1,123	1,091
	$50,324	$47,368
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,914	$3,255
Current portion of debt (Note 8)	350	213
Current portion of lease liabilities	129	127
Current income taxes payable	156	165
	4,549	3,760
Debt (Note 8)	6,920	7,161
Lease liabilities	563	567
QB2 advances from SMM/SC (Note 9)	1,978	1,263
Deferred income tax liabilities	6,767	5,973
Retirement benefit liabilities	418	517
Provisions and other liabilities	2,984	4,354
	24,179	23,595
Equity
Attributable to shareholders of the company	25,215	23,005
Attributable to non-controlling interests	930	768
	26,145	23,773
	$50,324	$47,368

65	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2022	2021
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,201	6,134
Share repurchases	(374)	—
Issued on exercise of options	264	36
End of period	6,091	6,170
Retained earnings
Beginning of period	16,343	13,410
Profit for the period attributable to shareholders of the company	3,051	1,381
Dividends paid	(468)	(80)
Share repurchases	(1,018)	—
Remeasurements of retirement benefit plans	(173)	147
End of period	17,735	14,858
Contributed surplus
Beginning of period	253	242
Share option compensation expense (Note 10(a))	19	21
Transfer to Class B subordinate voting shares on exercise of options	(62)	(8)
End of period	210	255
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	202	247
Other comprehensive income	798	141
Remeasurements of retirement benefit plans recorded in retained earnings	173	(147)
End of period	1,173	241
Non-controlling interests
Beginning of period	768	669
Profit (loss) for the period attributable to non-controlling interests	(29)	11
Other comprehensive income attributable to non-controlling interests	71	1
Contributions from non-controlling interests	197	70
Distributions to non-controlling interests	(77)	(29)
End of period	930	722
Total equity	$26,145	$22,252

66	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2. On October 26, 2022, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at September 30, 2022, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Amendments to IAS 16 – Proceeds Before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. We expect these amendments to have an effect on the accounting related to the sale of products during the commissioning phase of QB2.

67	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Amendments to IAS 1 – Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

3.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended September 30, 2022
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$619	$—	$—	$—	$619
Zinc	80	1,002	—	—	1,082
Steelmaking coal	—	—	2,273	—	2,273
Blended bitumen	—	—	—	409	409
Silver	8	125	—	—	133
Lead	—	205	—	—	205
Other	18	87	—	—	105
Intra-segment	—	(157)	—	—	(157)
	$725	$1,262	$2,273	$409	$4,669

(CAD$ in millions)	Three months ended September 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$840	$—	$—	$—	$840
Zinc	75	735	—	—	810
Steelmaking coal	—	—	1,807	—	1,807
Blended bitumen	—	—	—	178	178
Silver	12	141	—	—	153
Lead	1	201	—	—	202
Other	12	90	—	—	102
Intra-segment	—	(122)	—	—	(122)
	$940	$1,045	$1,807	$178	$3,970

68	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	REVENUE, continued

(CAD$ in millions)	Nine months ended September 30, 2022
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$2,278	$—	$—	$—	$2,278
Zinc	264	2,434	—	—	2,698
Steelmaking coal	—	—	8,733	—	8,733
Blended bitumen	—	—	—	1,312	1,312
Silver	30	319	—	—	349
Lead	3	316	—	—	319
Other	53	299	—	—	352
Intra-segment	—	(553)	—	—	(553)
	$2,628	$2,815	$8,733	$1,312	$15,488

(CAD$ in millions)	Nine months ended September 30, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$2,249	$—	$—	$—	$2,249
Zinc	204	1,580	—	—	1,784
Steelmaking coal	—	—	3,966	—	3,966
Blended bitumen	—	—	—	505	505
Silver	33	321	—	—	354
Lead	5	283	—	—	288
Other	37	250	—	—	287
Intra-segment	—	(358)	—	—	(358)
	$2,528	$2,076	$3,966	$505	$9,075

4.	ASSET IMPAIRMENT

On October 26, 2022, Teck announced an agreement to sell its 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and associated downstream assets to Suncor Energy Inc. (Suncor) for approximately $1 billion in cash and other contractual adjustments. The transaction value is consistent with the current outlook for the Fort Hills business reflected in the most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project.

The effective date of the transaction is November 1, 2022. Closing of the transaction is subject to customary conditions including receipt of relevant regulatory approvals and is expected to occur in the first quarter of 2023.

This agreement was considered an adjusting subsequent event, as we received information after the reporting period that indicated Fort Hills and the associated downstream assets were impaired at September 30, 2022.

As at September 30, 2022, we recorded a pre-tax impairment of $1.2 billion (after-tax $952 million) related to Fort Hills and the associated downstream assets, based on the consideration of $1 billion in cash and other contractual adjustments. The impairment affected the profit (loss) of our energy operating segment (Note 11). The disposal group will be classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

69	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021
Settlement pricing adjustments	$(315)	$114	$(431)	$271
Share-based compensation (Note 10(a))	(33)	(35)	(148)	(82)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(9)	(67)	144	(82)
Care and maintenance costs	(15)	(14)	(45)	(45)
Social responsibility and donations	(12)	(4)	(49)	(14)
Loss on sale of assets	(8)	(2)	(8)	(5)
Commodity derivatives	7	(14)	11	(7)
Take or pay contract costs	(17)	(18)	(55)	(68)
Other	(33)	(19)	(110)	(71)
	$(435)	$(59)	$(691)	$(103)

6.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021
Debt interest	$90	$78	$251	$224
Interest on advances from SMM/SC	27	9	54	26
Interest on lease liabilities	9	10	26	27
Letters of credit and standby fees	9	16	26	35
Accretion on decommissioning and restoration provisions	34	40	108	112
Other	24	1	36	14
	193	154	501	438
Less capitalized borrowing costs	(126)	(97)	(331)	(277)
	$67	$57	$170	$161

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2022	2021	2022	2021
QB2 variable consideration to IMSA and ENAMI	$(40)	$(97)	$(201)	$(168)
Loss on debt redemption or purchase	—	—	(63)	—
Foreign exchange gains (losses)	(52)	5	(4)	4
Other	(24)	(1)	(30)	—
	$(116)	$(93)	$(298)	$(164)

70	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	DEBT

($ in millions)	September 30, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (a)	$—	$—	$—	$150	$190	$190
3.75% notes due February 2023	108	148	149	108	140	137
3.9% notes due July 2030	537	628	727	550	751	688
6.125% notes due October 2035 (a)	350	460	473	609	1,005	761
6.0% notes due August 2040 (a)	480	586	656	490	795	620
6.25% notes due July 2041 (a)	404	508	549	795	1,349	997
5.2% notes due March 2042	399	444	540	399	602	500
5.4% notes due February 2043	377	429	512	377	586	473
	2,655	3,203	3,606	3,478	5,418	4,366
QB2 project financing facility (b)	2,500	3,462	3,356	2,252	2,929	2,785
Antamina loan agreement (c)	225	308	308	176	223	223
	$5,380	$6,973	$7,270	$5,906	$8,570	$7,374
Less current portion of debt	(255)	(350)	(350)	(168)	(213)	(213)
	$5,125	$6,623	$6,920	$5,738	$8,357	$7,161

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Note Purchases

In the second quarter of 2022, we purchased US$650 million aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of the notes purchased comprised US$249 million of the 6.125% notes due 2035, US$10 million of the 6.0% notes due 2040, and US$391 million of the 6.25% notes due 2041. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest, was US$703 million. We recorded a pre-tax expense of $63 million in non-operating income (expense) (Note 7) in connection with these purchases.

In the first quarter of 2022, we redeemed the 4.75% notes at maturity for $187 million (US$150 million) plus accrued interest.

b)	QB2 Project Financing Facility

As at September 30, 2022, the US$2.5 billion limited recourse QB2 project financing facility remains fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by Teck and by SMM/SC pro rata to their respective indirect equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca S.A. (QBSA). The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

71	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	DEBT, continued
c)	Antamina Loan Agreement

In 2021, Antamina entered into a US$1.0 billion loan agreement which remains fully drawn as at September 30, 2022. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

d)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. As at September 30, 2022, the facility was undrawn. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings and our sustainability performance. This facility requires that our total net debt-to-capitalization ratio, which was 0.17 to 1.0 at September 30, 2022, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2022, we had $2.4 billion of letters of credit outstanding.

We also had $851 million in surety bonds outstanding as at September 30, 2022 to support current and future reclamation obligations.

9.	QB2 ADVANCES FROM SMM/SC

($ in millions)	September 30, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 Advances from SMM/SC	$1,452	$2,010	$1,978	$1,003	$1,288	$1,263

In the second quarter of 2022, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to an additional US$750 million, under similar terms to the existing subordinated loan facility. All advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin. As at September 30, 2022, US$152 million was outstanding under the US$750 million new subordinated loan facility.

As at September 30, 2022, the US$1.3 billion existing subordinated loan facility was fully drawn.

72	Teck Resources Limited 2022 Third Quarter News Release

10.	EQUITY
a)	Share-Based Compensation

During the nine months ended September 30, 2022, we granted 1,724,560 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $45.51, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $17.13 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	6.1 years
Risk-free interest rate	1.50%
Dividend yield	1.10%
Expected volatility	41%

Share-based compensation expense related to stock options of $6 million and $19 million (2021 – $8 million and $21 million) was recorded for the three and nine months ended September 30, 2022, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the nine months ended September 30, 2022, we issued 1,000,015 Units. The total number of Units outstanding at September 30, 2022 was 7,634,184. Share-based compensation expense related to Units of $27 million and $129 million (2021 – $27 million and $61 million) was recorded for the three and nine months ended September 30, 2022, respectively.

Total share-based compensation expense was $33 million and $148 million (2021 – $35 million and $82 million) (Note 5) for the three and nine months ended September 30, 2022, respectively.

b)	Accumulated Other Comprehensive Income
(CAD$ in millions)	September 30, 2022	September 30, 2021
Currency translation differences	$1,113	$242
Gain on marketable and other equity securities and debt securities (net of tax of $(9) and $3)	60	—
Share of other comprehensive loss of associates and joint ventures	—	(1)
	$1,173	$241

c)	Dividends

Dividends of $0.125 per share, totalling $64 million, were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2022. Dividends totalling $468 million were paid on our Class A and Class B subordinate voting shares during the nine months ended September 30, 2022.

73	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY, continued
d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2021, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2021 to November 1, 2022. All purchased shares will be cancelled.

In the first three quarters of 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion. There were no purchases and no cancellations of Class B subordinate voting shares in 2021.

11.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

	Three months ended September 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$725	$1,419	$2,273	$409	$—	$4,826
Less: Intra-segment revenue	—	(157)	—	—	—	(157)
Revenue (Note 3)	725	1,262	2,273	409	—	4,669
Cost of sales	(475)	(951)	(1,037)	(325)	—	(2,788)
Gross profit	250	311	1,236	84	—	1,881
Asset impairment (Note 4)	—	—	—	(1,234)	—	(1,234)
Other operating expense	(124)	(39)	(197)	(3)	(193)	(556)
Profit (loss) from operations	126	272	1,039	(1,153)	(193)	91
Net finance income (expense)	(89)	(8)	(21)	(6)	73	(51)
Non-operating income (expense)	(92)	11	22	(1)	(56)	(116)
Profit (loss) before taxes	(55)	275	1,040	(1,160)	(176)	(76)
Capital expenditures	947	110	253	33	6	1,349

74	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$940	$1,167	$1,807	$178	$—	$4,092
Less: Intra-segment revenue	—	(122)	—	—	—	(122)
Revenue (Note 3)	940	1,045	1,807	178	—	3,970
Cost of sales	(436)	(760)	(906)	(206)	—	(2,308)
Gross profit (loss)	504	285	901	(28)	—	1,662
Other operating income (expense)	(84)	(30)	130	(4)	(169)	(157)
Profit (loss) from operations	420	255	1,031	(32)	(169)	1,505
Net finance income (expense)	(32)	(13)	(27)	(6)	23	(55)
Non-operating income (expense)	(90)	3	5	1	(12)	(93)
Share of loss of associates and joint ventures	(2)	—	—	—	(1)	(3)
Profit (loss) before taxes	296	245	1,009	(37)	(159)	1,354
Capital expenditures	800	90	287	29	4	1,210

	Nine months ended September 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$2,628	$3,368	$8,733	$1,312	$—	$16,041
Less: Intra-segment revenue	—	(553)	—	—	—	(553)
Revenue (Note 3)	2,628	2,815	8,733	1,312	—	15,488
Cost of sales	(1,477)	(2,101)	(3,181)	(992)	—	(7,751)
Gross profit	1,151	714	5,552	320	—	7,737
Asset impairment (Note 4)	—	—	—	(1,234)	—	(1,234)
Other operating expense	(378)	(6)	(222)	(15)	(400)	(1,021)
Profit (loss) from operations	773	708	5,330	(929)	(400)	5,482
Net finance income (expense)	(163)	(30)	(65)	(19)	131	(146)
Non-operating income (expense)	(219)	13	44	(1)	(135)	(298)
Share of loss of associates and joint ventures	(1)	—	—	—	—	(1)
Profit (loss) before taxes	390	691	5,309	(949)	(404)	5,037
Capital expenditures	2,717	218	757	91	12	3,795
Goodwill	421	—	702	—	—	1,123
Total assets	21,941	4,409	17,543	1,385	5,046	50,324

75	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$2,528	$2,434	$3,966	$505	$—	$9,433
Less: Intra-segment revenue	—	(358)	—	—	—	(358)
Revenue (Note 3)	2,528	2,076	3,966	505	—	9,075
Cost of sales	(1,229)	(1,605)	(2,636)	(600)	—	(6,070)
Gross profit (loss)	1,299	471	1,330	(95)	—	3,005
Other operating income (expense)	(27)	(45)	115	(21)	(380)	(358)
Profit (loss) from operations	1,272	426	1,445	(116)	(380)	2,647
Net finance income (expense)	(86)	(35)	(68)	(19)	51	(157)
Non-operating income (expense)	(175)	3	1	1	6	(164)
Share of loss of associates and joint ventures	(2)	—	—	—	—	(2)
Profit (loss) before taxes	1,009	394	1,378	(134)	(323)	2,324
Capitals expenditures	2,182	177	1,010	57	10	3,436
Goodwill	391	—	702	—	—	1,093
Total assets	16,507	4,563	18,492	2,656	2,718	44,936

76	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2022, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility were no longer part of the case under CERCLA. In March 2022, the State of Washington was granted leave to amend its claim to seek alleged damages related to air emissions under the Model Toxics Control Act, the State law equivalent of CERCLA. In April 2022, TML filed a motion to dismiss the new air-related claims. In the third quarter, the Trial Court denied TML's motion to dismiss those claims and two motions for summary judgment in respect of the CERCLA claims.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022 TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

77	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

78	Teck Resources Limited 2022 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2022 and December 31, 2021 are summarized in the following table:

(CAD$ in millions)	September 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$2,320	$—	$—	$2,320	$790	$—	$—	$790
Marketable and other equity securities	39	—	140	179	41	—	47	88
Debt securities	159	—	—	159	104	—	1	105
Settlement receivables	—	967	—	967	—	1,126	—	1,126
Derivative instruments and embedded derivatives	—	38	—	38	—	78	—	78
	$2,518	$1,005	$140	$3,663	$935	$1,204	$48	$2,187

Financial liabilities
Derivative instruments and embedded derivatives	$—	$106	$—	$106	$—	$158	$—	$158
Settlement payables	—	104	—	104	—	39	—	39
	$—	$210	$—	$210	$—	$197	$—	$197

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

15.	ASSETS HELD FOR SALE

On September 16, 2022, we announced an agreement with Agnico Eagle Mines Limited to form a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. We expect that this transaction will close in the first half of 2023. As at September 30, 2022, we have reclassified the non-current assets of San Nicolás to assets held for sale on the balance sheet. We have assessed the fair value of the San Nicolás assets and determined that the fair value exceeded the carrying value of the assets. Accordingly, no impairment charge was recorded as at September 30, 2022 with respect to San Nicolás.

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc.'s Northmet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals. We expect that this transaction will close in the first half of 2023. As at September 30, 2022, we have reclassified the non-current assets of Mesaba to assets held for sale on the balance sheet. We have assessed the fair value of the Mesaba assets and determined that the fair value exceeded the carrying value of the assets. Accordingly, no impairment charge was recorded as at September 30, 2022 with respect to Mesaba.

79	Teck Resources Limited 2022 Third Quarter News Release